
i am...
VF Corporation 2002 Annual Report

2002 FINANCIAL HIGHLIGHTS

...sands, except per share amounts	2002	2001	2000
ummary of Operations			
...t sales	**$5,083,523**	$5,220,417	$5,403,123
...perating income	**621,924**	454,427	505,558
...perating margin	**12.2%**	8.7%	9.3%
...come from continuing operations	**$ 364,428**	$ 217,278	$ 265,951
...t income (loss)*	**(154,543)**	137,830	260,334
...turn on capital (continuing operations)	**16.9%**	8.0%	9.6%
inancial Position			
...orking capital	**$1,199,696**	$1,217,587	$1,103,896
...rrent ratio	**2.4 to 1**	2.5 to 1	2.1 to 1
...sh flow from operations	**$ 645,584**	$ 600,556	$ 434,381
...bt to capital ratio	**28.6%**	31.7%	34.7%
...mmon shareholders' equity	**$1,657,848**	$2,112,796	$2,191,813
er Common Share			
...come from continuing operations – diluted	**$ 3.24**	$ 1.89	$ 2.26
...t income (loss) – diluted*	**(1.38)**	1.19	2.21
...idends	**.97**	.93	.89
...ok value	**15.28**	19.21	19.52

...et income (loss) and related per share amounts include operating results of discontinued operations in each year and, ...2002 and 2000, the cumulative effect of required accounting changes. See details in the accompanying consolidated ...ancial statements.

We are a portfolio of brands.

Brands people care about.

Brands they identify with.

At VF Corporation, we don't just create,

gather and grow our portfolio of brands.

We work hard to tie each one

intimately

into people's lives.

We get to know our customers.

Down to their very souls.

Now here's your chance to meet them.

Enjoy.


Lee
DUNGAREES

I am

indestructible

This much is true:
I am running out of quarters,
clean underwear
and decent pickup lines.



What to hold on to:

My opinion
An entire morning in bed
The moment.


Vanity Fair®


i am
confident


Will the coyote ever nail the roadrunner?
Why do they call it rush hour
when you just sit there?
What do they put for hair color
on your passport
if you're bald?
Will she be
my next
leading lady?
JANSPORT


i am
curious


Wrangler


i am
real
Our weekend excursions
aren't a matter of life and death.
They're much more
important than that.


What's his sign?
What's his favorite cereal?
Boxers or briefs?
London or Paris?
VASSARETTE


i am
spontaneous


I'm in Prague.
My luggage?
On its way to Rome
So I'll hop a flight tomorrow
with that cute guy in the lobby.


EASTPAK®


RIDERS
JEANSWEAR


i crave
simplicity
Jamie,
where's your lunch box?
You have to go to the bathroom?
Hold it until we get to school, okay?
I'm never gonna make it
to the meeting.
I really need another cup of coffee...


LILY OF FRANCE


A closet full of clothes
and nothing to wear.
I have no idea
where I'll be in 2 years,
let alone in 20 minutes.
Without Caller ID,
I'd be a dead woman.
i want it
all


like to know...
What it feels like to run 200 miles...
What the fading orange sun
looks like over the Tibetan Plateau...
What the mountain has
to say to me
from my perch
on the glacier...
THE
NORTH
FACE


i am
fearless




Spend less time on the computer
and more on the range.
Worry less. Breathe deep.
Let him wait.
i am
free


10,000 steps a day.
Yoga three times a week.
No red meat.
Today is the first day
of the rest of my life.
Once I finish
this cheeseburger
and fries.
Bestform®


I am
content


Wrangler®


Rapidement!
Presto!
Andele!
Faster!
GO WEST!
I'm outta here




Today I learned:
You can make soup
out of anything.
i love a
mess


VF Imagewear
Stuff your face
do the dance
call the shots
start the wave.
Bond with people you've
never met before in your life.


i am a
fanatic

DEAR SHAREHOLDERS

I am proud to report that 2002 was a year of many accomplishments for VF Corporation. By doing what we do best — nurturing and building some of the strongest apparel brands in the world — our management team met and successfully overcame economic and industry challenges.

Today's consumers are more value-driven than ever before. But our ability to reduce costs has allowed us to build even more value and innovation into our products. We've kept our brands attuned to consumer needs, while keeping our company strong and healthy.

Key accomplishments for 2002 include:

→ An increase in market share for many of VF's core brands in the U.S., including *Lee*®, *Vanity Fair*® and *Bestform*®

→ Strong sales performance by many of our brands in Europe, including *Lee*®, *Wrangler*®, *The North Face*® and *Eastpak*®

→ An 11% increase in marketing investment, to heighten the visibility of our brands among consumers

→ Healthy increases in profitability for most of our businesses, resulting from the successful completion of our Strategic Repositioning Program

→ The successful exit of two underperforming businesses, *Jantzen*® swimwear and Private Label knitwear

We now look forward to the challenges and opportunities of 2003. We continue to take a cautious stance toward the outlook for retail sales and consumer spending on apparel. Nevertheless, we expect to benefit this year from the hard work we did in 2002 to strengthen our product offerings, intensify our marketing communications and reduce our cost structure. We expect both higher sales and earnings in 2003.

2002 FINANCIAL REVIEW

We made excellent progress in 2002 toward meeting our long-term financial goals:

→ ***Return on capital.*** Improving our return on capital demonstrates our ability to manage corporate assets efficiently and is a key driver of shareholder value. In 2002 we achieved our return on capital goal of 17% from continuing operations. Further improvement is planned in 2003.

→ ***Sales growth.*** Our long-term sales growth goal is 6%. Reflecting weak retail conditions, sales dipped 3% in 2002. However, most VF brands maintained or increased market share, with success in products such as *Wrangler®* Five Star Premium Denim and *Lee® Dungarees* jeans for men, *Riders®* jeans for women, *The North Face®* outerwear, *JanSport® Airlift®* packs and *Healthtex® Kidproof®* stain resistant childrenswear. Our licensed sports apparel business grew strongly in 2002, driven by new products for the National Football League. Our licensed *Tommy Hilfiger®* intimate apparel line also experienced a double-digit sales increase. We're expecting sales increases in most of our businesses in 2003, and believe that acquisitions will play an important role in reaching our long-term sales goal.

→ ***Operating margin.*** Our profitability improved tremendously in 2002, with operating margins expanding to 12.2% from 8.7% in 2001. Actions related to our Strategic Repositioning Program, including plant closures and cost reductions, resulted in cost savings exceeding $100 million in 2002. We expect to realize additional savings of more than $30 million from this Program in 2003. Our long-term goal remains 14%.



Mackey J. McDonald

Chairman, President
and Chief Executive Officer

→ ***Invested capital.*** We targeted a $200 million reduction. Over the past two years, we have reduced invested capital by more than $300 million, primarily through tight inventory control.

→ ***Debt to capital ratio.*** At the end of 2002, our debt to total capital ratio, net of cash, was 9.2%, well below our long-term target of 40%. Our low debt level and strong cash position provide us with the flexibility to pursue new avenues of growth.

Results in 2002 reflected restructuring charges related to our Strategic Repositioning Program and a one-time charge related to a required change in accounting for goodwill. Including these charges, VF reported a loss per share of $1.38. Earnings from continuing operations excluding the effect of the accounting change was $3.24 per share, up 71% from $1.89 per share in 2001. Excluding charges taken in both 2002 and 2001, earnings per share from continuing operations rose 30% to $3.38 from $2.60.

VF continues to generate strong cash flow. In 2002, cash flow from operations was $646 million. We continue to seek ways to deploy our cash into high return opportunities. Our cash flow priorities are acquisitions, share repurchases and dividends. 2002 also marked the 30th consecutive year of higher dividend payments to shareholders.

2003 PRIORITIES

We have a number of priorities for 2003 — but our focus is on capturing new sources of growth. At the forefront of our strategy is *consumerization*: knowing our consumers better than any other apparel company, and giving them and our retail partners the right products at the right time.

Keep the momentum going in our U.S. jeans businesses. Challenges we expect to face this year include new competition for our jeans brands in mass market stores and the closing of a number of stores by one of our largest customers. We're attacking these challenges on a number of fronts. At the top of the list is great product. We'll be building on the product successes of 2002 with a steady stream of new, consumer-right products across all our brands. Second is marketing: maintaining a healthy level of investment behind our brands to keep them front and center with consumers. Third, we'll be leveraging our low cost supply chain and state-of-the-art replenishment services to be the gold standard in responsiveness to retailers. Last but not least, we'll continue to search for new brands to add to our portfolio.

Identify new ways to take advantage of changing retail dynamics. The winners of tomorrow will be those who control the destiny of their brands on the retail floor, who can supply an ever-changing array of new products and brands to consumers, and whose business strategy is aligned with those of the strongest players in the industry. Our European jeans and intimates units are taking the lead in this area with the rollout of new in-store shops and boutique concepts. In the U.S., we're putting more resources behind analyzing our customers' business, to identify common areas for growth and to increase the frequency and hit rate of new ideas.

Continue to lead with product innovation. In 2003, our Intimates group will be launching the *Curvation*™ brand, targeted to curvaceous women seeking beautiful, comfortable bras and panties in mass stores. The North Face will launch the *A5*™ line of functional cotton apparel in sports specialty stores. *Lee*® Jeans will roll out its Lee *Dungarees Series 66202*™ line of casual, hip cotton pants for department stores. And this spring, JanSport is introducing its *Live Wire*™ pack, with built-in features for CD-carrying music enthusiasts. These are just a few examples of how VF will continue to use innovation as a means of meeting the specific needs of targeted groups of consumers.

Fill the gaps in our current portfolio. We're committed to growth and see opportunities to expand our top line by adding brands and products that reach new and different consumer segments, geographic markets or channels of distribution. Our top priorities are in our jeans and intimates businesses — particularly in the upper and mid-tier channels of distribution — both here and abroad. We'll also be looking for new brands to add to our growing Outdoor coalition. Finally, we remain interested in adding a lifestyle brand that crosses multiple product categories. As always, we will be very disciplined in our approach to ensure that any acquisition we make will provide good growth prospects and good returns to our shareholders.

TAKING THE LONG VIEW

We also know what it will take to be successful in the years to come.

Our brands are strong, but we won't stop there. We'll be looking for ways to extend the equity of our brands, so that they make a true lifestyle statement to consumers. For example, our *Lee*® brand is adding an array of casual, comfortable and stylish pants and tops for both men and women to complement their core denim products. And we're expanding *The North Face*® brand into new categories, including footwear.

Looking forward, we believe the retail apparel industry will continue to consolidate. The big will continue to get bigger, holding true for both retailers and suppliers. We intend to be an active participant in this process, adding brands in our existing product categories as well as in new ones. Our approach will be disciplined: conducting in-depth analyses of consumer trends, tapping into industry growth segments and using brands to address targeted consumer segments.

Most important, we believe that having the right leaders in place is the surest way to guarantee our future success. VF's primary competitive advantage has always been its people: leaders who are experts in meeting the demands of constant and dramatic changes in our industry. In 2002 VF launched a comprehensive and sophisticated leadership development program, to ensure we continue to identify and develop the future leaders of our Company.

We enter 2003 with world-class brands, a low cost structure and a responsive, highly flexible supply chain. We look forward to putting these strengths to work to generate new opportunities for our associates and value for our shareholders.

Mackey J. McDonald

Mackey J. McDonald

Chairman, President
and Chief Executive Officer

NORTH AND SOUTH AMERICA JEANSWEAR



VF sells more pairs of jeans in the U.S. than any other company in the world. The secret of our success: a portfolio of brands that taps into different consumer segments and retail channels of distribution.

The U.S. jeans market was relatively stable in 2002. Consumers spent cautiously, looking for products that combined great fashion with great value. Our jeans sales in the U.S. declined slightly in 2002, but profitability improved as we continue to benefit from our move to lower cost sources of manufacturing. With a 21% share of the U.S. jeans market, we maintained our position as the largest supplier of jeans in the country. And, we made sure consumers were aware of our brands with a 52% increase in media spending in 2002.

The *Lee®* brand's efforts to win over younger consumers continue to pay off. Due to the continued success of the *Lee® Dungarees* line, the *Lee®* brand was the fastest growing men's jeans brand in 2002.

The *Lee®* brand is the top selling jeans brand for women in department stores. Through the *Riveted by Lee®* line, the brand continues to provide fashion solutions to women shopping in these stores.

We're also proud of our *Lee Performance Khakis™* line, which offers consumers world class innovation at a great value. The khakis repel liquids, resist stains and wrinkles, are machine washable and feel just as soft and comfortable as any other garment on the market.

A *COWBOY CUT®* ABOVE

Long recognized as an icon for the Western lifestyle, the *Wrangler®* Western Wear is expanding its presence within the fastest growing population in the U.S. – Hispanics. Radio, television and outdoor advertising are focused in 30 markets primarily in the Southwestern U.S. and builds on the *Wrangler®* brand's tradition of the cowboy who is dedicated and works hard.

LEE

WRANGLER

WRANGLER HERO

RIDERS

RUSTLER

TIMBER CREEK BY WRANGLER

BRITTANIA

WRANGLER RUGGED WEAR

CHIC

GITANO

20X

UFO*

* LICENSED BRAND

Melina Kanakaredes, 2002 spokesperson for Lee National Denim Day®, the largest single day fund-raiser for breast cancer in the world.



WRANGLER HERO



LEE RIVETED



TIMBER CREEK BY WRANGLER



MULTIPLE BRANDS MEET A VARIETY OF CONSUMER NEEDS

With our *Wrangler Hero*®, *Riders*®, *Rustler*®, *Timber Creek by Wrangler*®, *Brittania*®, *Chic*® and *Gitano*® brands, we're able to offer a broad range of products and styles to consumers shopping in mass market stores. Our low cost structure, combined with highly efficient replenishment and supply chain capabilities, set VF apart from its competitors.

Keeping the *Wrangler*® brand fresh and relevant is critical to maintaining its position as the number one jeans brand of choice for men. In 2002, we launched *Wrangler*® Five Star Premium Denim jeans, which marked the largest product-specific marketing campaign in the history of the *Wrangler*® brand. Sales of the line surpassed our expectations in 2002. We're building off this success with the introduction this year of *Wrangler*® Five Star Premium Denim jeans for boys. We're also leveraging the power of the *Wrangler*® brand with the introduction of a new fashion line targeted at the young men's jeans market.

At the heart of our mass market women's business is our *Riders*® brand, which is the leading national jeans brand for women in the channel. Three new fits were introduced in 2002, supported by the most comprehensive print advertising campaign ever for the brand, resulting in a strong sales increase for the year.

Our *Wrangler*® and *Lee*® brands also are distributed throughout Latin America, Mexico and Canada, and are targeted primarily at consumers shopping in department and specialty stores.

CHANNELS OF DISTRIBUTION > UNITED STATES

DEPARTMENT STORES	MASS MARKET	SPECIALTY STORES
LEE	WRANGLER HERO	WRANGLER
	RIDERS	WRANGLER RUGGED WEAR
	RUSTLER	20X
	TIMBER CREEK BY WRANGLER	
	BRITTANIA	
	CHIC	
	GITANO	

CHANNELS OF DISTRIBUTION (*LICENSED BRAND)
> MEXICO/LATIN AMERICA/CANADA

DEPARTMENT STORES	MASS MARKET	SPECIALTY STORES
LEE	RIDERS	LEE
WRANGLER	RUSTLER	WRANGLER
	TIMBER CREEK BY WRANGLER	UFO*

GLOBAL INTIMATE APPAREL



Intimate apparel is VF's second largest product category, accounting for 17% of total sales.

Despite generally lackluster industry conditions in the U.S. that resulted in a slight decline in sales, our brands' focus on continuous product innovation generated market share gains in both department and chain stores. We also added more marketing muscle to our brands, with a 25% increase in advertising spending in 2002.

Our department and chain store business grew in 2002, with market share gains in the bra, panty and daywear categories. Our biggest brand, *Vanity Fair®* enjoyed strong growth in the bra and panty categories. The *Lily of France®* brand saw success from its *Value In Style®* collection, featuring everyday, value-priced bras.

Our licensed *Tommy Hilfiger®* business had a spectacular year, with sales fueled by a national advertising campaign featuring two new bra introductions: the Oxford Collection and Tommy Essentials.

MASS APPEAL

Our mass market *Bestform®* and *Vassarette®* brands had mixed results in 2002. The *Bestform®* brand, which features casual, cotton-based bras, had a very good year. On the other hand, our *Vassarette®* brand has faced challenges during the past couple of years. We're responding on both the product and marketing fronts. A significant update to the *Vassarette®* brand's assortment is planned this year, including an innovative stretch foam pad product. New packaging and print advertising will put a fresh face on the brand in 2003.

We're building new business in the mass market with our launch of the *Curvation™* brand. Real women with real curves were the inspiration behind the line. These women were often frustrated by

VANITY FAIR
LILY OF FRANCE
VASSARETTE
BESTFORM
CURVATION
NATORI*
TOMMY HILFIGER*
LOU
BOLERO
GEMMA
INTIMA CHERRY
BELCOR
VARIANCE
MAJESTIC

* LICENSED BRAND



CURVATION

a lack of intimate apparel products that combined both beauty and function while meeting their fit and comfort needs. *Curvation*™ lingerie will fulfill these needs, beautifully.

A big accomplishment in 2002 was the integration of our Bestform and Vanity Fair Intimates businesses, which contributed to an improvement in profitability for the year. Product development, operations and finance were consolidated, allowing for closer collaboration among our brands and a more efficiently managed organization. We also extended our systems capabilities in such areas as product development, Retail Floor Space Management (RFSM) and production planning, resulting in a big improvement in inventory management.

VANITY FAIR



Our strong portfolio of brands in France and Spain continues to meet the fashion demands of European customers. We made substantial changes in 2002 to improve customer service from a lower cost business platform.

Our Global Intimates coalition management team is energized and looking forward to a very successful 2003.

CHANNELS OF DISTRIBUTION (*LICENSED BRAND) > UNITED STATES



DEPARTMENT STORES	MASS MARKET
VANITY FAIR	VASSARETTE
LILY OF FRANCE	BESTFORM
TOMMY HILFIGER*	CURVATION
NATORI*	
LOU	
BOLERO	
GEMMA	

CHANNELS OF DISTRIBUTION > INTERNATIONAL

BOUTIQUES AND DEPARTMENT STORES	MASS MARKET
LOU	VARIANCE
BOLERO	BESTFORM
GEMMA	VASSARETTE
INTIMA CHERRY	
BELCOR	
VANITY FAIR	
MAJESTIC	

LILY OF FRANCE

INTERNATIONAL JEANSWEAR

LEE

WRANGLER

HERO BY WRANGLER

H.I.S

MAVERICK

OLD AXE



From Sweden to China, our brands span the world. Germany is our biggest market, accounting for about a third of our international jeans sales.

Retail market conditions are mixed abroad, but our jeans sales in Europe — our primary international market — rose in 2002.

As in the U.S., our International Jeanswear coalition uses a portfolio of brands to meet the diverse needs of consumers and retailers in countries throughout Europe and Asia. Our *Lee*®, *Wrangler*® and *H.I.S*® brands are sold primarily in department and specialty stores, while our *Hero by Wrangler*®, *Old Axe*® and *Maverick*® brands are sold in mass market stores.

Our *Lee*® brand had an excellent year in 2002, and is leading the market in the development of new fashion styles, fabrics and finishes. Growth for the *Lee*® brand was particularly strong in Scandinavia, as well as in Italy and France. Through its *Lee® Originals* and *Lee® 101* lines, the *Lee*® brand has strengthened its appeal with younger consumers. We're capitalizing on this strength with a new retail initiative, the opening of our first *Lee*® concept store this summer in London. For the first time ever, we'll have the opportunity to showcase the brand's entire range of European products.

The *Wrangler*® brand is gaining momentum in southern Europe, including Italy, Spain and France. We continue to broaden the brand's consumer franchise with strong growth in broken twill fabric products and the *Wrangler*® Retro line. We're also expanding into new markets, and will introduce the *Wrangler*® brand in China this year.

Our *H.I.S*® brand is one of the leading jeans brands for women in Germany, our largest market. The brand is also making inroads into Poland, where VF brands already have a solid presence. We've



WRANGLER

added a fast-growing array of licensed product categories to enhance the *H.I.S*® brand lifestyle for consumers.

The *H.I.S*® brand's established presence in the Czech Republic is serving as a springboard for growth for our *Lee*,® *Wrangler*® and *Hero by Wrangler*® brands there. Our brands are also making excellent progress in Turkey, where our product innovation and retail presentation skills are paying off. Russia is a big market, and in 2003 we will be taking greater control of our brands in this country by selling directly to retailers rather than through distributors.

H.I.S



With brands continuing to do battle for space at retail, we believe our brand portfolio gives us a unique opportunity to partner with our customers to create a more compelling presentation of our brands. New in-store shops featuring our *Lee*,® *Wrangler*® and *H.I.S*® brands will debut in 2003 with one of our large customers in Germany.

Our International Jeanswear coalition clearly has its sights set on growth — and a well-developed plan to achieve it.



CHANNELS OF DISTRIBUTION

DEPARTMENT STORES	MASS MARKET	SPECIALTY STORES
LEE	HERO BY WRANGLER	LEE
WRANGLER	MAVERICK	WRANGLER
H.I.S	OLD AXE	H.I.S

LEE

OUTDOOR

JANSPORT

EASTPAK

THE NORTH FACE



We view our Outdoor coalition as one of VF's growth engines and are investing behind the brands to fuel our performance in the years ahead.



EASTPAK

Our Outdoor coalition, which consists of our *JanSport*®, *Eastpak*® and *The North Face*® brands, achieved both higher sales and profits in 2002. Growth was especially strong in overseas markets, including Europe and Asia.

THE NORTH FACE®: PREMIER, AUTHENTIC, INNOVATIVE, TECHNICAL

The North Face® brand continues as the most powerful brand in its category, and its strength among consumers is outstanding. In 2002 we opened our new retail prototype store in Beverly Hills, California. Our next store opening is slated to take place in New York City in March 2003, with an additional store opening in London this summer. We also are selectively expanding the brand's distribution in upper tier department stores.

For a generation of climbers and athletes who know no boundaries between sport and a way of life, the new *A5*™ line was inspired by the sport of bouldering and the lifestyle surrounding it. The line, featuring cotton fabrics, casual cuts, functional features and attractive designs, offers a perfect complement to *The North Face*® brand outerwear and technical lines and will hit stores this spring.

We're continuing to invest in technology to maintain the brand's premier status. For example, our new *Infusion*™ line utilizes a process that reinforces the fabric of outerwear garments in the places where they receive the most wear and tear. It ensures a water-resistant surface while allowing the fabric to remain lightweight and flexible. Innovation is also at the forefront of our expanding line of footwear, with such new technical advancements as our Switchback adventure-racing shoe.

JANSPORT



THE NORTH FACE

LEADING THE PACK

Our U.S. daypack sales were down in 2002, reflecting a particularly difficult back-to-school season for pack sales. However, the *JanSport®* brand continues to outperform its competitors and remains the number one brand in its category in the U.S., a result of its focus on continuous innovation. This year the brand will launch the *Live Wire™* pack, which includes built-in features for CD-carrying consumers. Luggage is a natural extension for the *JanSport®* brand. Designed for consumers with an active lifestyle, the *JanSport®* brand's new Active Travel collection offers well-designed luggage with contemporary daypack-inspired styling. Our *Eastpak®* brand should experience growth in 2003, with expanded distribution and impactful new advertising.

The North Face®, Eastpak® and *JanSport®* brands are also expanding internationally. We've launched *The North Face®* brand in Taiwan and Australia, and the *JanSport®* brand into Korea. The *Eastpak®* brand is the number one daypack brand in Europe, where it sets the bar for fashion and function. New travel and accessory lines are contributing to the *Eastpak®* brand's growth. Our International Outdoor business had an outstanding year in 2002, and this trend is expected to continue in 2003.

CHANNELS OF DISTRIBUTION > UNITED STATES

DEPARTMENT STORES	MASS MARKET	SPECIALTY STORES
JANSPORT	EASTPAK	JANSPORT
EASTPAK		THE NORTH FACE
		EASTPAK

CHANNELS OF DISTRIBUTION > INTERNATIONAL

EASTPAK
JANSPORT
THE NORTH FACE

IMAGEWEAR



The turnaround in our Imagewear coalition is now complete, allowing us to renew our focus on identifying and adding new platforms for growth.

We took a major step in 2002 toward improving our margins and return on capital by exiting our private label knitwear business, a difficult move that was successfully and efficiently accomplished by working closely with customers and others affected by the action. We've also cut costs, reduced lead times for our products and upgraded our technology to improve service. Today, we're industry leaders in workwear, branded corporate apparel and licensed sports apparel.

A ONE-STOP SHOP FOR CUSTOMERS

Difficult economic conditions have affected overall employment and significantly impacted the manufacturing sector, which in turn has created a challenging environment for our traditional uniform business. However, the service and retail sectors continue to expand, due to the increase of casual apparel at work. We are taking advantage of this dynamic by providing a one-stop shop for our customers, with a broad range of brands and apparel that meets their needs from the boardroom to the factory floor. And, we're using VF brands, including *Lee®, Wrangler®, Gitano®, The North Face®, JanSport®* and *Eastpak®* to increase the assortments for our customers.

Our customer base is diverse and includes corporate accounts and government agencies including FedEx, the Fire Department of New York (FDNY), the National Park Service, BellSouth Corporation and U.S. Customs. We're also adding new customers. In 2002 our VF Solutions unit was selected as the sole uniform provider for the Transportation Security Administration (TSA). In just five months, we outfitted over 50,000 airport screeners throughout the U.S.

LEE SPORT

CHASE AUTHENTICS*

CSA

RED KAP

BULWARK PROTECTIVE APPAREL

PENN STATE TEXTILE

NFL RED*

NFL WHITE*

HORACE SMALL APPAREL COMPANY

VF SOLUTIONS

LEE

WRANGLER HERO

JANSPORT

GITANO

THE NORTH FACE

EASTPAK

* LICENSED BRAND



IMMIGRATION AND NATURALIZATION SERVICE

But we provide more than apparel to our customers — we help them manage their brand image through a customized uniform program. For example, we create customized web sites to help manage the clothing allowances for thousands of our customers' employees. In fact, our e-business platform will handle roughly $30 million of transactions this year.

IN THE GAME

Our Licensed Sports Apparel unit enjoyed higher sales in 2002, fueled primarily by the rollout of products under a new, exclusive agreement with the National Football League for licensed NFL apparel products in mid-tier department and mass stores. We also produce and market apparel for the National Hockey League, Major League Baseball and the National Basketball Association, most major colleges and universities and top NASCAR drivers. We believe speed to market is our greatest asset, and there is no better example than our execution of "locker room" apparel, worn at title celebrations for events like the World Series, the Super Bowl, the Stanley Cup Championship and NASCAR's Winston Cup Series. For the most recent Super Bowl, we shipped nearly one million Tampa Bay Buccaneer championship shirts within seventy-two hours of the game.

More recently, we acquired a small company that has certain rights to produce apparel under license from Harley-Davidson Motor Company, one of the world's great companies and brands.

Over the past several years, our Imagewear coalition has come a long way, from providing basic workwear products to offering a highly diversified array of apparel to a growing customer base.

NFL









FORD MOTOR

CHANNELS OF DISTRIBUTION (*LICENSED BRAND)

IMAGE	RETAIL
RED KAP	LEE SPORT
BULWARK PROTECTIVE APPAREL	CHASE AUTHENTICS*
PENN STATE TEXTILE	CSA
HORACE SMALL APPAREL COMPANY	NFL RED*
VF SOLUTIONS	NFL WHITE*
LEE	
WRANGLER HERO	
JANSPORT	
GITANO	
THE NORTH FACE	
EASTPAK	

PLAYWEAR

HEALTHTEX

LEE KIDS

NIKE*

JORDAN*

* LICENSED BRAND



Making moms' lives easier. That's what we do — with easy-care, durable, comfortable fabrics, and great looking mix-and-match outfits, all at outstanding values.



HEALTHTEX

The market for children's apparel continues to be characterized by demands from both consumers and retailers for improved value. They expect better products for the same, if not lower, prices. We've responded by reducing our costs through improved product sourcing and by lowering costs throughout our organization.

We've differentiated our *Healthtex*® brand product through the addition of *Kidproof*® a fabric treatment that improves color retention, reduces shrinkage and resists stains. We are proud that the *Healthtex*® *Kidproof*® line was awarded a *Good Housekeeping* Good Buy Award for Apparel in 2002. We're continuing to extend the *Kidproof*® line with new stretch cotton products featuring this innovative fabric.

One way to enhance the shopping experience for both moms and kids is to make it easy to mix and match products. For spring 2003, the *Healthtex*® brand is introducing the *Kid Match*™ line of coordinated separates. The line uses letters of the alphabet in neck labels and on brightly colored hang tags to identify coordinating products and help parents and kids match outfits.

We see a significant untapped opportunity in mass stores, and have begun testing the new *Our Girl by Healthtex*™ line. Early test results have been positive and we plan to expand this program further in 2003.

Our portfolio of playwear brands also includes two licensed brands from Nike. We'll be maximizing the distribution of the *Nike*® brand through growth in girl's products in sizes 2-6X and through an increased emphasis on fleece products. The Jordan line continues to have opportunities for expanded distribution, which will be another key initiative for VF Playwear in 2003.

CHANNELS OF DISTRIBUTION
(*LICENSED BRAND)

DEPARTMENT STORES	SPECIALTY STORES
HEALTHTEX	HEALTHTEX
LEE KIDS	LEE KIDS
NIKE*	NIKE*
JORDAN*	JORDAN*

MASS MARKET

OUR GIRL BY HEALTHTEX

FINANCIAL REVIEW

In 2002, we substantially improved profitability, gained market share in key categories and achieved our long-term return on capital goal of 17% from continuing operations.

For 2003, we're looking forward to renewed growth in most of our businesses and higher earnings per share.

Armed with nearly $500 million in cash and a low level of debt, we are clearly well-positioned to pursue new avenues for growth.



OPERATING COMMITTEE

left column, top to bottom:

Mackey McDonald
Chairman, President and Chief Executive Officer

Candace Cummings
VP – Administration, General Counsel and Secretary

Terry Lay
VP and Chairman – Outdoor & International Jeanswear Coalitions

Frank Pickard
VP – Treasurer

Robert Shearer
VP – Finance & Global Processes and Chief Financial Officer

right column, top to bottom:

Eric Wiseman
VP and Chairman – Global Intimate Apparel Coalition

Robert Cordaro
VP – Controller and Chief Accounting Officer

George Derhofer
VP and Chairman – Imagewear Coalition

Susan Williams
VP – Human Resources

John Schamberger
VP and Chairman – North & South America Jeanswear & Playwear Coalitions

Management's Discussion and Analysis of Results of Operations and Financial Condition

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. We evaluate these estimates and assumptions on an ongoing basis and may retain outside consultants to assist in our evaluation. Actual results may differ from these estimates.

We have chosen accounting policies that we believe are appropriate to accurately and fairly report the Company's operating results and financial position, and we apply those accounting policies in a consistent manner. The significant accounting policies are summarized in Note A to the consolidated financial statements.

We believe the following accounting policies involve the most significant management judgments and estimates used in preparation of our consolidated financial statements:

- **Restructuring charges –** We have provided restructuring charges as we have reduced our manufacturing, marketing and administrative cost structure and exited underperforming businesses. Principal costs relate to workforce reduction and consolidation and elimination of facilities as we continue to move more production to offshore locations. Severance and related charges are accrued based on an estimate of amounts that will be paid to affected employees. Asset impairment charges related to the consolidation or closure of manufacturing or distribution facilities are based on an estimate of expected sales prices for the real estate and equipment. Plans to exit facilities may result in charges for lease termination and losses anticipated from sublease agreements, net of estimated future sublease income. Losses may also result from termination of existing contracts.

  We reassess the individual accrual requirements at the end of each reporting period. If circumstances change, causing current estimates to differ from original estimates, adjustments are recorded in the period of change. Restructuring charges, and adjustments of those charges, are summarized in Note O to the consolidated financial statements.
- **Pension obligations –** The Company sponsors defined benefit pension plans as a key retirement benefit for most domestic employees. Since pension obligations will ultimately be settled far in the future, determination of annual pension expense is subject to assumptions and estimation. The principal assumptions are summarized in Note K. We review these assumptions annually and modify them based on current rates and trends. Actual results may vary from the actuarial assumptions used.

  One of the critical assumptions used in the actuarial model is the discount rate. The rate we use is based on market interest rates for high quality corporate debt instruments at our annual September 30th valuation date. The discount rate is used to estimate the present value of our future benefit obligations at the valuation date. A lower discount rate in 2002 resulted in a higher present value of benefit obligations at the end of 2002 and in a higher pension expense for 2003. Based on current market rates and all other factors being equal, a .25% change in the discount rate would result in a $6 million change in the following year's pension expense.

  Another critical assumption is the expected long-term rate of return on the plan's investment assets. This rate is determined in consultation with our independent actuary and is based on several factors, including the plan's mix of investment assets (currently 70% equities and 30% fixed income), historic market returns on those assets and current market conditions. We have used an 8.75% return assumption in each of the last three years, and we plan to use this rate for 2003 because our actual compounded annual return over the last 15 years has exceeded that rate. A 1.0% change in the estimated rate of return, all other factors being equal, would result in a change in pension expense of approximately $5 million per year.

  Differences between actual results and actuarial assumptions are accumulated and amortized over future periods. During the last two years, actual results have differed significantly from actuarial assumptions, as our pension plan assets have declined as a result of the overall decline in the securities markets and our pension plan liabilities have increased as a result of the decline in the discount rate. Accordingly, at our 2002 valuation date, we had $265.4 million of accumulated net unrecognized losses. Pension expense is expected to increase by $34 million in 2003 primarily due to amortization of these deferred losses, as well as the impact of reduced investment assets and a lower discount rate at our 2002 valuation date.

Our estimated accumulated benefit obligations exceeded the fair value of plan assets at our most recent valuation date. Accordingly, we have recorded a minimum pension liability of $177.6 million. The amount of the liability, along with the related charge to Common Shareholders' Equity, could change significantly in future years depending on market fluctuations affecting actual earnings of the pension plan assets, interest rates and the level of Company contributions to the plan. To improve the funded status of the plan, the Company made a $75.0 million contribution to the plan in February 2003.

- **Long-lived assets –** Our depreciation policies reflect judgments on the estimated economic lives of our property, plant and equipment assets. We review our property, plant and equipment for possible impairment whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. We measure recoverability of the carrying value of these assets by comparison with undiscounted cash flows expected to be generated by those assets. These evaluations have not resulted in any significant impairment adjustments to property, plant and equipment during the past three years, except for those made in conjunction with restructuring actions.

  In connection with our adoption of FASB Statement No. 142, *Goodwill and Other Intangible Assets*, as of the beginning of 2002, we performed a review of our goodwill for possible impairment. The review required that we estimate the fair value of our business units having goodwill. Fair value was based on the present value of expected future cash flows, which required judgment and estimation about future market conditions, future sales and profitability, and a discount rate commensurate with the risk inherent in each business unit. We engaged an independent valuation firm to review the fair value of the Company's business units. The write-down resulting from this review was recorded as the cumulative effect of a change in accounting policy as of the beginning of 2002.

  This Statement also requires us to reevaluate goodwill in all business units at least annually, or more frequently if there is an indication of possible impairment. We performed this annual review during the fourth quarter of 2002. For most of the Company's remaining goodwill, the indicated fair value of the goodwill in the respective business units substantially exceeded the carrying amount of that goodwill, and no further evaluation was necessary in 2002. For one smaller business unit, we determined that $2.3 million of goodwill was impaired and, accordingly, recorded an impairment charge in the fourth quarter of 2002.

- **Inventories –** Our inventories are stated at the lower of cost or market value. We review all of our inventory each quarter on the basis of individual style-size-color stockkeeping units (SKUs) to identify excess or slow moving products, discontinued and to-be-discontinued product lines, and off-quality merchandise. This review covers inventory on hand, as well as current production or purchase commitments. For those units in inventory that are so identified, we estimate their market value based on current realization trends. The evaluation, performed using a systematic and consistent methodology, requires forecasts of future demand, market conditions and selling prices. If the forecasted market value is less than cost, we provide an allowance to reflect the

Sales
Dollars in millions


5,403
5,220
5,084
00
01
02

Sales declined slightly in 2002, reflecting weak retail conditions.

Gross Margin
Percent to sales


33.9
32.9
36.0
00
01
02

Moves to lower cost sourcing boosted gross margins significantly in 2002.

Debt to Capital Ratio
Percent


34.7
31.7
28.6
00
01
02

Long-term debt was reduced by over $300 million in 2002. Net of cash, debt is only 9.2% of total capital.

lower value of that inventory. This methodology recognizes forecasted inventory losses at the time such losses are evident rather than at the time goods are actually sold.

- **Income taxes –** The Company's income tax returns are regularly examined by federal, state and foreign tax authorities. These audits may result in proposed adjustments. The Internal Revenue Service has proposed various income tax adjustments for the Company's 1995 to 1997 tax years. Our outside advisers and we believe that our tax positions comply with applicable tax law, and the Company is defending its positions vigorously. We have accrued amounts that reflect our best estimate of the probable outcome related to these matters, as well as our other tax positions, and do not anticipate any material impact on earnings from their ultimate resolution.

  We have recorded deferred income tax assets related to operating loss carryforwards. We have recorded valuation allowances to reduce the amount of certain of those deferred tax assets, based on an evaluation of the income tax benefits expected to be ultimately realized. An adjustment to income tax expense would be required in a future period if we determine that the amount of deferred tax assets to be realized differs from the net recorded amount.

  We have not provided United States income taxes on a portion of our foreign subsidiaries' undistributed earnings because we intend to invest those earnings indefinitely. If we were to decide to remit those earnings to the United States in a future period, our provision for income taxes could increase in that period.

Discontinued Operations

During the fourth quarter of 2001, we decided to exit two business units having total sales of approximately $300 million. Liquidation of the Private Label knitwear business unit began in late 2001 and was substantially completed during the third quarter of 2002. Trademarks and certain other operating assets of the *Jantzen®* swimwear business unit were sold to Perry Ellis International, Inc. in March 2002 for $24.0 million, with the Company retaining inventories, other working capital and real estate. Liquidation of the remaining Jantzen working capital was substantially completed during the third quarter of 2002. Because the Company has exited those businesses, the operating results, assets, liabilities and cash flows of the businesses are separately presented in 2002 as discontinued operations in the consolidated financial statements, and amounts for prior periods have been similarly reclassified.

During 2002, these businesses contributed net income of $8.3 million ($.07 per share, with all per share amounts presented on a diluted basis), including $9.3 million of pretax gains on disposition of real estate and a $1.4 million gain on the sale of the Jantzen business. Operating results during 2002 for the two discontinued businesses were better than expected due to favorable consumer response to the 2002 *Jantzen®* swimwear line and expense control during the liquidation period. During 2001, these businesses generated a net loss of $79.4 million ($.69 per share), which included a charge of $111.4 million ($.70 per share) for the estimated loss on disposition. During 2000, these businesses contributed net income of $1.2 million ($.01 per share).

See Note B to the consolidated financial statements for further details about the discontinued operations. Unless otherwise stated, the remaining sections of this discussion and analysis of operations and financial condition relate to continuing operations.

Analysis of Results of Continuing Operations

Restructuring Charges

During the fourth quarter of 2001, we initiated a Strategic Repositioning Program. This consisted of a series of actions to exit underperforming businesses and to aggressively reduce the Company's overall cost structure. Cost reduction initiatives related specifically to closure of manufacturing plants, consolidation of distribution centers and reduction of administrative functions. (As discussed in the preceding section, the business exits are now being accounted for as discontinued operations.) These actions were designed to get the Company on track to achieve our long-term targets of a 14% operating margin and a 17% return on capital.

Under the Strategic Repositioning Program, the Company recorded pretax charges of $125.4 million in the fourth quarter of 2001 and an additional $46.0 million during 2002. Partially offsetting these restructuring costs, the Company recorded adjustments totaling $14.8 million during 2002 to reduce previously accrued restructuring liabilities due to changes in circumstances arising during 2002. These adjustments resulted from reduced severance and benefits (as employees at several plants worked longer than originally planned during the 60 day notice periods required by law), favorable lease and contract settlements, and other unforeseen developments. Also during 2002, the Company recognized $4.9 million of gains on disposal of plants closed under the restructuring actions. No write-downs in asset values had been recognized for these plants. Restructuring charges, net of reversals and gains on sale of assets, totaled $26.3 million ($.14 per share) during 2002. Also affecting the comparisons, earnings in 2001 include $10.9 million relating to reversal of 2000 restructuring costs (discussed below), primarily resulting from favorable settlement of a contract during 2001.

Total cash expenses related to the 2001 and 2002 charges will approximate $90 million. We expect that asset sales, plus proceeds from liquidation of the two businesses accounted for as discontinued operations, will generate more than $80 million of cash proceeds, leaving a net cash outflow of less than $10 million. This net amount represents a substantial improvement from the $40 million net cash outflow projected a year ago because of better than expected performance of the discontinued businesses during the shutdown periods and higher proceeds received on asset sales. Future payments required in connection with these restructuring charges are not expected to have a significant effect on the Company's liquidity.

As part of the Strategic Repositioning Program, we have closed 30 higher cost North American manufacturing plants to reduce overall manufacturing capacity and to continue our move toward lower cost, more flexible global sourcing. Finally, we have consolidated certain distribution centers and reduced our administrative functions and staffing in the United States, Europe and Latin America. We originally stated that the Strategic Repositioning Program would result in $100 million of cost reduction in 2002 and an additional $30 million of savings to be achieved in 2003. We believe that these actions resulted in cost reductions exceeding $100 million in 2002, and we now anticipate more than $30 million of additional savings to be achieved in 2003.

In 2000, the Company recorded total restructuring charges of $116.6 million ($.63 per share). This included a loss in transferring our Wrangler business in Japan to a licensee, costs of exiting certain business units and product lines determined to have limited potential, costs of closing higher cost manufacturing facilities and costs of closing or consolidating distribution centers and administrative offices and functions.

See Note O to the consolidated financial statements for more information on the 2001/2002 and the 2000 restructuring charges.

Cash Provided by Operations
Dollars in millions


434
601
646
00
01
02

VF's strong cash flow provides it with the flexibility to pursue new avenues of growth.

Return on Capital*
Percent


9.6
8.0
16.9
00
01
02

Two years ago VF set a return on capital goal of 17%, which was achieved in 2002.
*Based on continuing operations.

Consolidated Statements of Income

Income from continuing operations before the cumulative effect of a change in accounting policy for goodwill was $364.4 million ($3.24 per share) for 2002, compared with $217.3 million ($1.89 per share) for 2001. Income in 2002 benefited by $33.2 million ($.30 per share) because goodwill amortization is no longer required under the new accounting policy. Income from continuing operations increased 68%, while the corresponding earnings per share increased 71%, reflecting the benefit of the Company's share repurchase program. Our return on capital, a key measure of our financial performance, jumped to 16.9% in 2002, effectively reaching our long-term target of 17%. For 2000, income from continuing operations was $266.0 million ($2.26 per share). In translating foreign currencies into the U.S. dollar, the weaker U.S. dollar had a $.04 favorable impact on earnings per share in

2002 compared with the prior year, while a stronger U.S. dollar had a $.02 negative impact in 2001 compared with the prior year. The acquisitions of The North Face, Eastpak and H.I.S businesses in 2000 had a $.09 per share positive impact on 2001 results relative to 2000.

The operating results of continuing operations include the costs of the 2001/2002 Strategic Repositioning Program and of the 2000 restructuring actions discussed above. These operating results also include the reversal of certain restructuring liabilities no longer required due to changes in circumstances and include gains on sale of closed facilities. In our internal evaluation of our operating results, including information presented to our Board of Directors, we present the restructuring charges incurred, along with adjustments and gains directly related to those restructuring actions, separately from the operating results of our individual business units. Operating results presented exclusive of net restructuring charges is a measurement of financial performance that is not intended as an alternative to generally accepted accounting principles. However, we believe that exclusion of these net restructuring costs provides useful information for comparing historical results for the periods presented and a basis for comparison with future periods.

Excluding the effects of these net restructuring costs, income from continuing operations was $380.9 million ($3.38 per share) in 2002, compared with $298.6 million ($2.60 per share) in 2001 and $339.3 million ($2.89 per share) in 2000. The items related to these restructuring actions, and the income statement lines affected by their inclusion, are as follows:

	2002		*2001*		*2000*	
In thousands, except per share amounts	*Pretax Amount*	*EPS*	*Pretax Amount*	*EPS*	*Pretax Amount*	*EPS*
Earnings per share from continuing operations, excluding restructuring and related items		**$3.38**		$2.60		$2.89
Restructuring and related items:						
Restructuring charges	**$(46,012)**	**(.25)**	$(125,365)	(.77)	$(116,565)	(.63)
Reversal of prior years' restructuring charges	**14,787**	**.08**	10,947	.06		–
Gains on sale of closed facilities	**4,883**	**.03**		–		–
Earnings per share from continuing operations, as reported		**$3.24**		$1.89		$2.26
Restructuring charges:						
Cost of products sold	**$(32,089)**		$ (72,694)		$ (53,645)	
Marketing, administrative and general expenses	**(13,923)**		(48,708)		(36,089)	
Other operating expense, net	–		(3,963)		(26,831)	
	$(46,012)		$(125,365)		$(116,565)	
Reversal of prior years' restructuring charges:						
Cost of products sold	**$ 9,358**		$ 8,951			
Marketing, administrative and general expenses	**5,429**		1,996			
	$ 14,787		$ 10,947			
Gains on sale of closed facilities:						
Cost of products sold	**$ 4,883**					

Consolidated net sales in 2002 declined 3% to $5,083 million. Approximately two-thirds of the sales decline was due to a decrease in unit sales and one-third was due to price reductions and changes in product mix. Net sales in 2002 benefited from the 53rd week in the fiscal year, compared with 52 weeks in the prior two years. Net sales in 2001 declined 3% from 2000. Affecting the 2001 comparison was the loss of $78 million of sales from businesses exited at the end of 2000 and an increase of $218 million resulting from a full year of sales in 2001 at The North Face, Eastpak and H.I.S businesses acquired during 2000. Accordingly, excluding the impact of businesses exited and acquired, unit sales and dollars in 2001 declined by 6%. The weaker U.S. dollar increased 2002 sales comparisons by $7 million relative to the prior year, whereas a stronger U.S. dollar reduced 2001 sales comparisons by $31 million relative to 2000.

Gross margins were 36.0% of sales in 2002, compared with 32.9% in 2001 and 33.9% in 2000. Excluding net restructuring charges included in cost of products sold, as detailed in the above table, gross margins were 36.3% in 2002, 34.1% in 2001 and 34.9% in 2000. Gross margins in 2002 and to a lesser extent in 2001 benefited from the continuing shift to lower cost sourcing, lower raw material costs and increased operating efficiencies. Offsetting these improvements in 2002 were costs totaling .3% of sales for higher incentive compensation earned due to the Company's improved financial performance. Offsetting improvements in 2001 were $44 million of manufacturing downtime costs (.8% of sales), primarily in domestic jeanswear, as well as normal wage and benefit inflation in both years.

Over the last three years, the amount of domestic sales derived from products manufactured in lower cost locations outside the United States has increased each year to where 85% was obtained from international locations during 2002. Once the Strategic Repositioning Program restructuring actions have been completed by early 2003, approximately 5 – 10% of our United States sales will be obtained from products manufactured in our domestic plants, 45% will be manufactured in our facilities in Mexico and the Caribbean Basin and 45% manufactured by contractors primarily in Mexico, the Caribbean Basin or Asia. Similarly, to support our sales in foreign markets, in prior years we had significantly shifted our sourcing from higher cost owned plants located primarily in Western Europe to lower cost owned and contracted production in locations outside of Western Europe. Today, approximately 80% of our sales in Western Europe are obtained from products sourced from owned plants or contractors located outside of Western Europe.

Marketing, administrative and general expenses were 24.2% of sales in 2002, compared with 23.9% in 2001 and 23.7% in 2000. Excluding restructuring charges, as detailed in the above table, expenses were 24.0% of sales in 2002, 23.0% in 2001 and 23.1% in 2000. Benefits of the Strategic Repositioning Program are being realized through lower distribution and administrative expenses. Advertising spending increased by $24.1 million to 4.8% of sales in 2002 from 4.2% in 2001, with the increase focused on the Company's *Lee*®, *Wrangler*®, *Vanity Fair*®, *Vassarette*® and *The North Face*® brands. Expenses as a percent of sales also increased by .5% in 2002 due to higher incentive compensation earned due to the Company's improved financial performance.

Other operating income and expense consists primarily of net royalty income earned for use of the Company's trademarks for the sale of products

Dividends Per Share
Dollars



.89
.93
.97
00
01
02

VF's dividend payout rose 4% in 2002, with an expected payout of $1.00 for 2003.

Return on Average Common Equity*
Percent



22.1
12.1
9.8
00
01
02

VF's return on equity reached a 10 year high in 2002.
*Based on continuing operations.

by our licensees. Included in 2002 is a charge of $2.3 million for write-off of goodwill; see Note F. Included in 2001 and 2000 is $33.9 million of amortization of goodwill, which is no longer required under FASB Statement No. 142, as discussed in Note A to the consolidated financial statements. This caption also included $4.0 million in 2001 for the write-off of intangible assets of a business exited and $26.8 million in 2000 for the loss on disposal, primarily the write-off of intangible assets, of the Wrangler business in Japan.

Net interest expense decreased in 2002 due to lower average borrowings. Net interest expense increased in 2001 due to higher average borrowings related to the 2000 business acquisitions and, to a lesser extent, higher overall interest rates on the Company's debt.

The effective income tax rate for continuing operations was 35.1% in 2002, compared with 41.2% in 2001 and 37.8% in 2000. The effective rate declined in 2002 relative to the prior two years due to elimination of nondeductible goodwill amortization expense, lower foreign operating losses with no related tax benefit and a lower effective tax rate on foreign earnings. The effective rate benefited in 2000 by higher United States tax credits recognized in that year.

The Company adopted FASB Statement No. 142 effective at the beginning of 2002. This required change in accounting policy resulted in a nonrecurring noncash charge of $527.3 million, without tax benefit ($4.69 per share). See Note A to the consolidated financial statements for additional details. Including the effect of this accounting change and the discontinued operations discussed in the previous section, the Company reported a net loss of $154.5 million ($1.38 per share) in 2002, compared with net income of $137.8 million ($1.19 per share) in 2001 and $260.3 million ($2.21 per share) in 2000.

Information by Business Segment

The Consumer Apparel segment consists of our jeanswear, women's intimate apparel and children's apparel businesses. Overall, segment sales declined by 3% in 2002 and by 4% in 2001. Domestic jeanswear sales declined 4% in 2002 and 5% in 2001 reflecting selected price reductions, changes in product mix, softness in overall retail apparel sales and pressure from lower priced private label goods, particularly in the mass channel. In European jeanswear, sales increased 8% in 2002, with one-half of the increase due to favorable effects of foreign currency translation. Sales in Europe increased 15% in 2001 due to the full year of sales of H.I.S acquired in late 2000 and growth in the Lee, Wrangler and mass market businesses. In international markets outside of Europe, jeanswear sales decreased in 2002 due to the devaluation of the currency in Argentina and recessionary economic conditions in Latin America and decreased in 2001 due to the exit of the Wrangler business in Japan and recessionary conditions in Latin America. Domestic intimate apparel sales declined 4% in 2002 and 1% in 2001, as increases in department store brands were more than offset by a lack of new private label programs and by a reduction in *Vassarette*® brand sales in the mass channel. Sales declined in childrenswear in both 2002 and 2001 due to competitive factors in the department store channel of distribution. Excluding net restructuring charges of $19.9 million in 2002, $69.4 million in 2001 and $70.9 million in 2000, segment profit advanced 8% in 2002, following a 17% decline in 2001. The profit increase in 2002 was across all business units, with the exception of children's playwear, and was due largely to cost reduction benefits realized from the Strategic Repositioning Program. The profit decline in 2001 was due to lower sales in domestic jeanswear and playwear, to expenses related to downtime in domestic jeanswear manufacturing facilities to maintain inventories in line with demand and to operating losses incurred in Latin America.

To strengthen its business portfolio, the Company has divested certain underperforming and nonstrategic businesses during the last two years. Considering the factors impacting the children's playwear business, the Company has decided to explore strategic options for its childrenswear business unit, including its possible sale. This business unit had 2002 sales of $175 million of *Healthtex*® and licensed *Nike*® branded products. Any effect on the Company's financial position or operating results as a result of actions taken in conjunction with this process would not be significant.

The Occupational Apparel segment includes the Company's industrial, career and safety apparel businesses. Sales decreased 8% in 2002 and 19% in 2001 due to (1) workforce reductions in the United States manufacturing sector that has impacted overall workwear uniform sales and (2) the ongoing consolidation of our industrial laundry customers and those customers placing greater reliance on their in-house manufacturing. During 2002, new uniform programs with major corporate and governmental customers helped to offset declines in the basic workwear business. Excluding net restructuring costs of $4.9 million in 2002, $23.2 million in 2001 and $34.6 million in 2000, segment profit advanced strongly in 2002 from the level of 2001 and 2000 due to cost reduction benefits resulting from the Strategic Repositioning Program. The profit increase resulted from higher margins earned on reduced sales volume and, in 2001, elimination of operating losses on product lines discontinued in the prior year.

The Outdoor Apparel and Equipment segment consists of the Company's outdoor-related businesses represented by *The North Face®* branded products (outerwear and equipment) and the *JanSport®* and *Eastpak®* brands (backpacks and daypacks). Sales increased 3% in 2002 and increased 34% in 2001, as that was the first full year of operating results of The North Face and Eastpak businesses acquired in May 2000. During 2002, an increase of 22% in first quality sales of *The North Face®* branded products and an 11% increase in international Outdoor sales were partially offset by lower domestic sales of *JanSport®* and *Eastpak®* brand daypacks. Segment profit, excluding restructuring charges of $1.3 million in 2002, $3.7 million in 2001 and $1.0 million in 2000, increased 19% in 2002 with increased profitability at The North Face in both the United States and Europe. Profit increased significantly in 2001 due to increased margins earned at the acquired businesses and at JanSport.

The All Other segment includes the Company's licensed sportswear and distributor knitwear businesses. Sales increased 11% and segment profit increased 20% in 2002 over the level of the prior two years. This was primarily due to sales of licensed apparel products under an agreement with the National Football League, offset in part by declines in the distributor knitwear business.

Analysis of Financial Condition

Balance Sheets

Accounts receivable is flat in 2002 on slightly higher days' sales outstanding. The allowance for bad debts declined in 2002 from the use of allowances that were provided to cover the expected write-down of the balance owed by one of our five largest customers, Kmart Corporation, which filed for bankruptcy in early 2002.

Inventories have declined by over $200 million over the last two years though more efficient sales forecasting and production planning techniques and cautious planning in the uncertain retail environment. First quality inventories represent a higher portion of total inventories at the end of 2002 compared with 2001. We expect that the level of inventories going forward could increase proportionate to sales.

Property, plant and equipment declined during 2002 as a result of the write-down of assets related to the 2002 restructuring actions and to depreciation expense exceeding capital spending during the year.

The decrease in goodwill during 2002 resulted from the adoption of FASB Statement No. 142 at the beginning of 2002. See Notes A and F to the consolidated financial statements.

Accounts payable increased in 2002 as inventory purchases were higher near the end of 2002 compared with the prior year. The increase in other accrued liabilities in 2002 results from the current portion of the minimum pension liability (discussed in the following paragraph) and higher accruals for incentive compensation, offset in part by a reduction in accrued restructuring costs.

In the Company's defined benefit pension plans, accumulated benefit liabilities exceeded the fair value of plan assets by $220.3 million at our plans' latest September 30 valuation date. Accordingly, the Company recorded a minimum pension liability of $177.6 million and a related charge, net of income taxes, to Accumulated Other Comprehensive Income at the end of 2002. Of the total liability, $75.0 million was recorded as a current liability based on the Company's funding plan for 2003 and $102.6 million was recorded as a long-term liability. This compares with a minimum pension liability of $10.0 million at the end of 2001.

Long-term debt was reduced by over $300 million during 2002 by the early retirement of notes due in 2003, 2004 and 2022. In addition, short-term borrowings, all in international businesses, were reduced by $17.0 million during the year.

Liquidity and Cash Flows

In managing its capital structure, management's goal is to maintain a debt to capital ratio of less than 40%, providing flexibility to pursue investment opportunities that may become available. Our debt to capital ratio remains below these guidelines: 28.6% at the end of 2002 and 31.7% at the end of 2001. Net of cash, our debt to capital ratio at the end of 2002 was 9.2%.

Working capital was $1,199.7 million and the current ratio was 2.4 to 1 at the end of 2002, compared with $1,217.6 million and 2.5 to 1 at the end of 2001.

The primary source of liquidity is the Company's strong cash flow provided by continuing operations, which was $645.6 million in 2002, $600.6 million in 2001 and $434.4 million in 2000. Cash flow from continuing operations was at a higher than normal level in the last two years due to inventory and accounts receivable reductions in both years and, in 2002, the higher level of income (exclusive of the accounting change) and lower income tax payments in that year. In addition, cash flow from discontinued operations totaled $69.9 million in 2002 and $81.9 million in 2001 from liquidation of working capital and, in 2002, from sale of the Jantzen business and other assets.

VF maintains a $750.0 million unsecured committed bank facility that expires in July 2004. This bank facility supports a $750.0 million commercial paper program. Any issuance of commercial paper would reduce the amount available under the bank facility. At the end of 2002, there were no commercial paper or bank borrowings against this facility. Further, under a Registration Statement filed in 1994 with the Securities and Exchange Commission, the Company has the ability to offer, on a delayed or continuous basis, up to $300 million of additional debt, equity or other securities as market opportunities present themselves.

In February 2003, Standard & Poors confirmed its 'A minus' long-term corporate credit and senior unsecured debt ratings for VF, as well as its 'A-2' short-term credit and commercial paper ratings. Their ratings outlook is "stable." In June 2002, Moody's Investors Service confirmed its ratings of 'A2' for VF's senior unsecured debt and 'Prime-1' for commercial paper based on the value of VF's brands, its strong market share in the jeans business and the strength of its systems which allow the Company to effectively manage inventory risks. While Moody's confirmed the Company's ratings, they did revise their rating outlook from "stable" to "negative" based on declines in sales volume at the domestic jeanswear business and reductions in the level of operating profitability. Based on current conditions, we believe that a negative rating change by Moody's, if one were to occur, from 'A2' to 'A3' for senior debt and from 'Prime-1' to 'Prime-2' for commercial paper would not have a material impact on the Company's financial results or on the ability to issue commercial paper. Existing debt agreements do not contain acceleration of maturity clauses based on changes in credit ratings.

Capital expenditures were $64.5 million in 2002, compared with $78.3 million and $118.6 million in 2001 and 2000, respectively. Capital expenditures in 2002 generally relate to maintenance spending in our worldwide manufacturing and other facilities. We expect that capital spending could reach $100 million in 2003, with the increase over the last two years due to completion of spending on lower cost jeanswear capacity in Mexico and a distribution center in Europe. Capital spending in 2003 will be funded by cash flow from operations.

As discussed in the previous section, accumulated benefit obligations in the Company's defined benefit pension plans exceeded the fair value of plan assets by $220.3 million at the plans' latest valuation date. We believe that retirement benefits are important for our associates, and accordingly, we are committed to maintaining a well-funded pension plan. Although the Company will not be required by applicable law to make any funding contribution to the qualified pension plan trust in 2003, we made a $75.0 million cash contribution to the plan in February 2003. This contribution was significantly higher than our average annual contribution of $20 million over the last two years and addresses a significant portion of the underfunded status. Based on current circumstances, this $75.0 million contribution should result in a reduction of the same amount in the minimum pension liability and the charge to Other Comprehensive Income at the end of 2003. We will continue to monitor the funded status of the plan and evaluate future funding levels. The Company has adequate liquidity to meet future funding requirements.

By early 2002, all of the Series B ESOP Convertible Preferred Stock had been allocated to participant accounts in the 401(k) savings plan. Accordingly, Company matching contributions to the savings plan are now made in cash instead of Preferred Stock. This change will not have a significant effect on the Company's liquidity.

During 2002, the Company purchased 3.0 million shares of its Common Stock in open market transactions at a cost of $124.6 million and in 2001 purchased 4.0 million shares at a cost of $146.6 million. Under its current authorization from the Board of Directors, the Company may purchase up to an additional 7.0 million shares. We intend to purchase approximately one million shares per quarter during 2003, although this rate may be adjusted depending on acquisition opportunities that may arise.

Cash dividends totaled $.97 per common share in 2002, compared with $.93 in 2001 and $.89 in 2000. The dividend payout rate was 30% in 2002 based on income from continuing operations, compared with payout rates of 49% in 2001 and 39% in 2000. The current annual dividend rate for 2003 is $1.00 per share. The Company has paid dividends on its Common Stock annually since 1941, and we intend to maintain a long-term payout rate of 30%.

Management believes that the Company's cash balances and funds provided by operations, as well as unused credit lines, additional borrowing capacity and access to equity markets, taken as a whole, provide liquidity to meet all of its obligations when due and flexibility to meet investment opportunities that may arise. Following is a summary of the Company's fixed obligations at the end of 2002 that will require the use of funds:

		Payments Due by Period			
In thousands	*Total*	*2003*	*2004-2005*	*2006-2007*	*Thereafter*
Long-term debt	$603,065	$ 778	$400,597	$ 667	$201,023
Operating leases	272,970	60,950	89,961	52,267	69,792
Minimum royalty payments	74,391	21,585	30,104	22,702	–
Total	$950,426	$83,313	$520,662	$75,636	$270,815

We have other financial commitments at the end of 2002 that may require the use of funds under certain circumstances:

- Shares of the Company's Series B Convertible Preferred Stock have been issued to participants as matching contributions under the Employee Stock Ownership Plan. If requested by the trustee of the ESOP, the Company has an obligation to redeem Preferred Stock held in participant accounts and to pay each participant the value of their account. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $6.8 million per year over the last three years.
- The Company has entered into $81.3 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if the Company were to fail to meet its claims obligations.

Outlook for 2003

- We expect our sales to increase by 1% in 2003. More specifically, we expect that sales in our international jeanswear, intimate apparel and outdoor businesses will post mid-single digit increases. In our Imagewear coalition, consisting of our occupational apparel, licensed sportswear and distributor knitwear business units, we expect sales to be flat. Domestic jeanswear sales are expected to decline overall by 3%, reflecting growth in the mid-single digit range for both our Lee and westerm specialty businesses, offset by a decline of 9% in our mass channel business. The competitive challenges in the mass channel include the announced entry of Levi Strauss & Co. in that channel and the announced closing of additional stores by Kmart Corporation, one of our largest customers currently operating under bankruptcy protection.
- Actions taken under the Strategic Repositioning Program should result in more than $30 million of cost reduction over the level achieved during 2002.
- We increased our marketing spending on our leading brands by 11% during 2002 and expect to continue spending at the 2002 level during 2003. Labor and benefit costs will increase during 2003. Specifically, pension expense is expected to increase by $34 million in 2003.

- On an overall basis, operating margins for ongoing businesses should reach 13% of sales.
- Net interest expense should decline $10 million from the 2002 level.
- Earnings per share should advance 5 – 10% in 2003.
- Considering the contribution of $75.0 million to our pension plan already made in 2003, we expect cash flow from operations to approximate $400 million. This is down from the high level of the last two years and more in line with historical levels.
- For the first quarter of 2003, sales are expected to be up slightly, and earnings per share are expected to be up approximately 10%.

Risk Management

The Company is exposed to a variety of market risks in the ordinary course of business. We regularly assess these potential risks and manage the Company's exposures to these risks through its operating and financing activities and, when appropriate, by utilizing natural hedges and by creating offsetting positions through the use of derivative financial instruments. We do not use derivative financial instruments for trading or speculative purposes.

We limit the risk of interest rate fluctuations on net income and cash flows by managing the Company's mix of fixed and variable interest rate debt. In addition, although we did not do so during 2002, we may also use derivative financial instruments to minimize our interest rate risk. Since our long-term debt has fixed interest rates, our primary interest rate exposure relates to changes in interest rates on short-term borrowings, which averaged $72 million during 2002. However, any change in interest rates would also affect interest income earned on the Company's cash equivalents on deposit. Based on average amounts of short-term borrowings and of cash on deposit during 2002, the effect of a hypothetical 1% change in interest rates on reported net income would not be material.

The Company has foreign businesses that operate in functional currencies other than the United States dollar (except in Turkey and Argentina, where we use the United States dollar because of their high inflation economies). Assets and liabilities in these foreign businesses are subject to fluctuations in foreign currency exchange rates. Investments in these primarily European and Latin American businesses are considered to be long-term investments, and accordingly, foreign currency translation effects on those net assets are included as a component of Accumulated Other Comprehensive Income in Common Shareholders' Equity. We do not hedge these net investments and do not hedge the translation of foreign currency operating results into the United States dollar.

A growing percentage of the total product needs to support our domestic and European businesses are manufactured in our plants in foreign countries or by foreign contractors. We monitor net foreign currency market exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts to hedge specific foreign currency transactions or anticipated cash flows. Use of these financial instruments allows us to reduce the Company's overall exposure to exchange rate movements, since gains and losses on these contracts will offset the losses and gains on the transactions being hedged. Our practice during 2002 and 2001 was to hedge a portion of our significant net foreign currency cash flows, by buying or selling United States dollar contracts against various currencies, relating to cross-border inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. Hedging was not significant during 2000.

If there were a hypothetical adverse change in foreign currency exchange rates of 10% relative to the United States dollar, the expected effect on the fair value of the hedging contracts outstanding at January 4, 2003 would be approximately $14 million. Based on changes in the timing and amount of foreign currency exchange rate movements, actual gains and losses could differ.

The Company has various nonqualified deferred compensation plans in which liabilities accrued for the plans' participants are based on market values of investment funds that are selected by participants. The risk of changes in the market values of the participants' underlying investment selections is hedged by the Company's investments in a portfolio of securities, including variable life insurance contracts, that substantially mirror the investment selections underlying the deferred compensation liabilities. These Company-owned investment securities are held in irrevocable trusts. Increases and decreases in deferred compensation liabilities are substantially offset by corresponding increases and decreases in the market value of the Company's investments, resulting in a negligible net exposure to the Company's operating results and financial position.

Cautionary Statement on Forward-Looking Statements

From time to time, we may make oral or written statements, including statements in this Annual Report, that constitute "forward-looking statements" within the meaning of the federal securities laws. This includes statements concerning plans, objectives, projections and expectations relating to the Company's operations or economic performance, and assumptions related thereto.

Forward-looking statements are made based on our expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the overall level of consumer spending for apparel; changes in trends in the segments of the market in which the Company competes; competitive conditions in and financial strength of our suppliers and of our retail customers; actions of competitors, customers, suppliers and service providers that may impact the Company's business; completion of software developed by outside vendors and the related implementation of the Company's common systems project; the ability to achieve the anticipated cost savings from the recent restructuring initiatives; the availability of new acquisitions that increase shareholder value and our ability to integrate new acquisitions successfully; any outbreak of hostilities or additional terrorist actions; and the impact of economic and political factors in the markets where the Company competes, such as recession or changes in interest rates, currency exchange rates, price levels, capital market valuations and other factors over which we have no control.

Management's Responsibility for Financial Statements

Management of VF Corporation has prepared the accompanying financial statements and is responsible for their content. We believe the statements accurately report the financial position and operating results of the Company, on a basis consistent with generally accepted accounting principles and management's best estimates and judgments. Other financial information in this report is consistent with these financial statements.

Management has established an internal control process which we believe reasonably assures that assets are safeguarded, information is fairly reported, applicable laws and regulations are complied with and operations are conducted on an effective and efficient basis. Inherent in all internal control processes are limitations based on the recognition that the costs of such processes should be related to the benefits to be derived. The internal control process is routinely challenged by management, the independent auditors and our internal audit staff to determine whether the internal control process continues to function effectively. Significant auditor recommendations have been reviewed and adopted when appropriate.

The Audit Committee of the Board of Directors meets periodically with the independent and internal auditors to discuss the scope and findings of audit work performed, the selection and disclosure of critical accounting policies, the impact of financial reporting matters and the effectiveness of the internal control process. The independent auditors and internal auditors have full access to the Committee, with and without the presence of management, to discuss any appropriate matters.

Mackey J. McDonald
Chairman, President and
Chief Executive Officer

Robert K. Shearer
Vice President – Finance & Global
Processes and Chief Financial Officer

Robert A. Cordaro
Vice President – Controller and
Chief Accounting Officer

Report of Independent Accountants

To the Board of Directors and Shareholders
VF Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, cash flows and common shareholders' equity present fairly, in all material respects, the financial position of VF Corporation and its subsidiaries at January 4, 2003 and December 29, 2001, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 4, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed its accounting policy for goodwill amortization in 2002.

PricewaterhouseCoopers LLP
Greensboro, North Carolina
February 6, 2003

Consolidated Balance Sheets

In thousands, except share amounts	*January 4, 2003*	*December 29, 2001*
Assets		
Current Assets		
Cash and equivalents	**$ 496,367**	$ 332,049
Accounts receivable, less allowances of $48,227 in 2002 and $60,449 in 2001	**587,859**	572,012
Inventories	**830,518**	866,565
Deferred income taxes	**117,214**	134,842
Other current assets	**37,299**	25,873
Current assets of discontinued operations	**5,283**	100,079
Total current assets	**2,074,540**	2,031,420
Property, Plant and Equipment	**566,546**	642,337
Goodwill	**473,355**	998,046
Other Assets	**386,204**	400,310
Noncurrent Assets of Discontinued Operations	**2,506**	30,903
	$3,503,151	$4,103,016
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term borrowings	**$ 60,918**	$ 77,900
Current portion of long-term debt	**778**	696
Accounts payable	**298,456**	240,292
Accrued liabilities	**502,057**	440,307
Current liabilities of discontinued operations	**12,635**	54,638
Total current liabilities	**874,844**	813,833
Long-term Debt	**602,287**	904,035
Other Liabilities	**331,270**	228,501
Redeemable Preferred Stock	**36,902**	45,631
Deferred Contributions to Employee Stock Ownership Plan	**–**	(1,780)
	36,902	43,851
Common Shareholders' Equity		
Common Stock, stated value $1; shares authorized, 300,000,000; shares outstanding, 108,525,368 in 2002 and 109,998,190 in 2001	**108,525**	109,998
Additional paid-in capital	**930,132**	884,638
Accumulated other comprehensive income (loss)	**(214,141)**	(103,040)
Retained earnings	**833,332**	1,221,200
Total common shareholders' equity	**1,657,848**	2,112,796
	$3,503,151	$4,103,016

See notes to consolidated financial statements.

Consolidated Statements of Income

In thousands, except per share amounts *Fiscal year ended*	*January 4, 2003*	*December 29, 2001*	*December 30, 2000*
Net Sales	**$5,083,523**	$5,220,417	$5,403,123
Costs and Operating Expenses			
Cost of products sold	**3,254,008**	3,504,233	3,572,871
Marketing, administrative and general expenses	**1,229,902**	1,247,000	1,282,281
Other operating (income) expense, net	**(22,311)**	14,757	42,413
	4,461,599	4,765,990	4,897,565
Operating Income	**621,924**	454,427	505,558
Other Income (Expense)			
Interest income	**7,397**	6,807	7,669
Interest expense	**(71,325)**	(93,364)	(88,511)
Miscellaneous, net	**3,732**	1,515	2,602
	(60,196)	(85,042)	(78,240)
Income from Continuing Operations Before Income Taxes	**561,728**	369,385	427,318
Income Taxes	**197,300**	152,107	161,367
Income from Continuing Operations	**364,428**	217,278	265,951
Discontinued Operations	**8,283**	(79,448)	1,165
Cumulative Effect of Change in Accounting Policies	**(527,254)**	–	(6,782)
Net Income (Loss)	**$ (154,543)**	$ 137,830	$ 260,334
Earnings (Loss) Per Common Share – Basic			
Income from continuing operations	**$ 3.26**	$ 1.90	$ 2.29
Discontinued operations	**.08**	(.71)	.01
Cumulative effect of change in accounting policies	**(4.83)**	–	(.06)
Net income (loss)	**(1.49)**	1.19	2.25
Earnings (Loss) Per Common Share – Diluted			
Income from continuing operations	**$ 3.24**	$ 1.89	$ 2.26
Discontinued operations	**.07**	(.69)	.01
Cumulative effect of change in accounting policies	**(4.69)**	–	(.06)
Net income (loss)	**(1.38)**	1.19	2.21
Cash Dividends Per Common Share	**$ .97**	$ .93	$ .89

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In thousands *Fiscal year ended*	*January 4, 2003*	*December 29, 2001*	*December 30, 2000*
Net Income (Loss)	**$(154,543)**	$137,830	$260,334
Other Comprehensive Income (Loss)			
Foreign currency translation:			
Amount arising during year	**40,693**	(24,340)	(36,758)
Less income tax effect	**(15,252)**	6,317	12,049
Reclassification to net income from disposal of foreign subsidiaries	–	–	2,030
Less income tax effect	–	–	(711)
Minimum pension liability adjustment:			
Amount arising during year	**(205,080)**	(2,504)	–
Less income tax effect	**78,239**	851	–
Foreign exchange hedging contracts:			
Amount arising during year	**(15,802)**	14,161	–
Less income tax effect	**6,168**	(5,693)	–
Reclassification to net income for (gains)/losses realized	**280**	(7,151)	–
Less income tax effect	**(107)**	2,875	–
Unrealized gains and losses on marketable securities:			
Amount arising during year	**(3,184)**	(952)	(1,176)
Less income tax effect	**1,255**	373	431
Reclassification to net income for losses realized	**2,763**	1,502	1,613
Less income tax effect	**(1,074)**	(604)	(597)
Comprehensive Income (Loss)	**$(265,644)**	$122,665	$237,215

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

In thousands *Fiscal year ended*	*January 4, 2003*	*December 29, 2001*	*December 30, 2000*
Operations			
Net income (loss)	**$(154,543)**	$137,830	$260,334
Adjustments to reconcile net income (loss) to cash provided by operations:			
Discontinued operations	**(8,283)**	79,448	(1,165)
Cumulative effect of accounting change	**527,254**	–	6,782
Restructuring costs	**26,342**	108,740	114,427
Depreciation	**107,398**	121,752	125,386
Goodwill amortization and other	**2,276**	33,850	34,220
Deferred income taxes	**70,849**	(14,750)	(8,033)
Other, net	**25,000**	(30,370)	13,403
Changes in current assets and liabilities:			
Accounts receivable	**6,953**	90,136	3,678
Inventories	**43,253**	170,554	(70,408)
Accounts payable	**54,123**	(70,422)	(30,564)
Other, net	**(55,038)**	(26,212)	(13,679)
Cash provided by operating activities of continuing operations	**645,584**	600,556	434,381
Investments			
Capital expenditures	**(64,503)**	(78,320)	(118,620)
Business acquisitions	**(1,342)**	(5,057)	(308,062)
Other, net	**21,265**	(7,456)	(9,953)
Cash used by investing activities of continuing operations	**(44,580)**	(90,833)	(436,635)
Financing			
Decrease in short-term borrowings	**(16,586)**	(61,850)	(244,041)
Proceeds from long-term debt	**–**	–	495,185
Payment of long-term debt	**(301,564)**	(114,302)	(5,058)
Purchase of Common Stock	**(124,623)**	(146,592)	(105,723)
Cash dividends paid	**(108,773)**	(106,864)	(104,920)
Proceeds from issuance of Common Stock	**39,753**	44,632	1,317
Other, net	**(8,290)**	7,193	4,493
Cash used by financing activities of continuing operations	**(520,083)**	(377,783)	41,253
Net Cash Provided by Discontinued Operations	**69,899**	81,876	2,329
Effect of Foreign Currency Rate Changes on Cash	**13,498**	(658)	(2,298)
Net Change in Cash and Equivalents	**164,318**	213,158	39,030
Cash and Equivalents – Beginning of Year	**332,049**	118,891	79,861
Cash and Equivalents – End of Year	**$ 496,367**	$332,049	$118,891

See notes to consolidated financial statements.

Consolidated Statements of Common Shareholders' Equity

In thousands	*Common Stock*	*Additional Paid-in Capital*	*Accumulated Other Comprehensive Income (Loss)*	*Retained Earnings*
Balance January 1, 2000	$116,205	$831,054	$ (64,756)	$1,281,315
Net income	–	–	–	260,334
Cash dividends:				
Common Stock	–	–	–	(101,584)
Series B Convertible Preferred Stock	–	–	–	(3,336)
Tax benefit from Preferred Stock dividends	–	–	–	280
Redemption of Preferred Stock	–	–	–	(1,102)
Purchase of treasury shares	(4,000)	–	–	(101,723)
Stock compensation plans, net	59	2,387	–	(163)
Common Stock held in trust for deferred compensation plans	(5)	–	–	(33)
Foreign currency translation	–	–	(23,390)	–
Unrealized gains on investment securities	–	–	271	–
Balance December 30, 2000	112,259	833,441	(87,875)	1,333,988
Net income	–	–	–	137,830
Cash dividends:				
Common Stock	–	–	–	(103,717)
Series B Convertible Preferred Stock	–	–	–	(3,147)
Tax benefit from Preferred Stock dividends	–	–	–	132
Redemption of Preferred Stock	–	–	–	(2,571)
Purchase of treasury shares	(4,000)	–	–	(142,592)
Stock compensation plans, net	1,694	51,197	–	(124)
Common Stock held in trust for deferred compensation plans	45	–	–	1,401
Foreign currency translation	–	–	(18,023)	–
Minimum pension liability adjustment	–	–	(1,653)	–
Foreign exchange hedging contracts	–	–	4,192	–
Unrealized gains on investment securities	–	–	319	–
Balance December 29, 2001	109,998	884,638	(103,040)	1,221,200
Net loss	**–**	**–**	**–**	**(154,543)**
Cash dividends:				
Common Stock	**–**	**–**	**–**	**(106,018)**
Series B Convertible Preferred Stock	**–**	**–**	**–**	**(2,755)**
Tax benefit from Preferred Stock dividends	**–**	**–**	**–**	**12**
Redemption of Preferred Stock	**–**	**–**	**–**	**(5,780)**
Conversion of Preferred Stock	**182**	**–**	**–**	**3,332**
Purchase of treasury shares	**(3,000)**	**–**	**–**	**(121,623)**
Stock compensation plans, net	**1,345**	**45,494**	**–**	**(381)**
Common Stock held in trust for deferred compensation plans	**–**	**–**	**–**	**(112)**
Foreign currency translation	**–**	**–**	**25,441**	**–**
Minimum pension liability adjustment			**(126,841)**	
Foreign exchange hedging contracts	**–**	**–**	**(9,461)**	**–**
Unrealized losses on marketable securities	**–**	**–**	**(240)**	**–**
Balance January 4, 2003	**$108,525**	**$930,132**	**$(214,141)**	**$ 833,332**

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Basis of Presentation: The financial position, results of operations and cash flows of two businesses that were disposed of during 2002 have been presented as discontinued operations for all periods. (See Note B.)

Principles of Consolidation: The consolidated financial statements include the accounts of VF Corporation and all majority-owned subsidiaries after elimination of intercompany transactions and profits.

Cash and Equivalents includes demand deposits and temporary investments that are readily convertible into cash and have an original maturity of three months or less.

Inventories are stated at the lower of cost or market. Inventories stated on the last-in, first-out method represent 45% of total 2002 inventories and 48% in 2001. Remaining inventories are valued using the first-in, first-out method.

Property and Depreciation: Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging up to 40 years for buildings and ranging from 3 to 10 years for machinery and equipment.

The Company's policy is to evaluate property for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss will be recorded if undiscounted future cash flows are not expected to be adequate to recover the assets' carrying value.

Goodwill represents the excess of costs over the fair value of net tangible assets and identifiable intangible assets of businesses acquired, less accumulated amortization of $315.3 million in 2001. Through 2001, goodwill was amortized using the straight-line method over 10 to 40 years. Effective at the beginning of 2002, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets*. Under this Statement, goodwill and intangible assets with indefinite useful lives are not amortized but must be tested at least annually at the individual reporting unit level to determine if a write-down in value is required. Other intangible assets are amortized over their estimated useful lives. The new Statement also requires an initial test for write-down of existing goodwill and intangible assets to determine if the existing carrying value exceeds its fair value at the beginning of 2002.

In adopting the Statement, the Company estimated the fair value of its individual business reporting units on a discounted cash flow basis. The Company engaged an independent valuation firm to review the fair value of its business units and, where there was an indication that the recorded amount of goodwill might be greater than its fair value, to determine the amount of the possible write-down in value. This evaluation indicated that recorded goodwill exceeded its fair value at several business units where performance had not met management's expectations at the time of their acquisition. The fair values of the net tangible and intangible assets of these business units, and the related goodwill write-downs, have been measured in accordance with the requirements of this Statement. The amount of write-down, and the business units accounting for the charges, are summarized by reportable segment as follows:

In thousands	*Amount*	*Business Unit*
Business Segment:		
Consumer Apparel	$232,126	European intimate apparel, children's apparel and Latin American jeanswear
Occupational Apparel	109,543	Workwear
All Other	185,585	Licensed knitwear

Accordingly, the Company recorded a noncash charge of $527.3 million ($4.69 per diluted share), which is recognized as the cumulative effect of a change in accounting policy in the Consolidated Statement of Income at the beginning of 2002. There was no income tax effect for this charge.

Also under the new Statement, goodwill amortization is no longer required. The following presents adjusted net income and earnings per share as if goodwill had not been required to be amortized in prior years:

In thousands, except per share amounts	2001	2000
Net income, as reported	$137,830	$260,334
Add back goodwill amortization, net of income taxes	33,153	33,581
Adjusted net income	$170,983	$293,915
Earnings per share:		
Basic – as reported	$ 1.19	$ 2.25
Add back goodwill amortization, net of income taxes	.30	.30
Basic – as adjusted	$ 1.49	$ 2.55
Diluted – as reported	$ 1.19	$ 2.21
Add back goodwill amortization, net of income taxes	.30	.30
Diluted – as adjusted	$ 1.49	$ 2.51

Revenue Recognition: Sales are recognized when the risk and rewards of ownership have been transferred, which is when the product is received by the customer. Allowances for estimated returns, discounts and sales incentives are recognized as reductions of sales when the sales are recorded. Such allowances are based on historical customer claim rates and specific product circumstances.

During the fourth quarter of 2000, the Company changed its accounting policy for recognizing sales in accordance with the SEC's Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements*. The cumulative effect of this change in policy for periods prior to the beginning of the year 2000 of $6.8 million (net of income taxes of $4.1 million), or $.06 per diluted share, is shown in the Consolidated Statements of Income for the year 2000.

Advertising Costs are expensed as incurred and were $244.7 million in 2002, $220.6 million in 2001 and $234.0 million in 2000.

Shipping Costs to customers are included in Marketing, Administrative and General Expenses and were $47.9 million in 2002, $52.1 million in 2001 and $53.8 million in 2000.

Stock-based Compensation is accounted for under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*. For stock option grants, compensation expense is not required, as all options have an exercise price equal to the market value of the underlying common stock at the date of grant. For grants of stock awards, compensation expense equal to the market value of the shares to be issued is recognized over the performance period being measured. For restricted stock grants, compensation expense equal to the market value of the shares at the date of grant is recognized over the vesting period. The following table presents the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation*, to all stock-based employee compensation:

In thousands, except per share amounts	2002	2001	2000
Net income (loss), as reported	**$(154,543)**	$137,830	$260,334
Add employee compensation expense for restricted stock grants and stock awards included in reported net income, net of income taxes	**627**	852	1,491
Less total stock-based employee compensation expense determined under the fair value-based method, net of income taxes	**(15,512)**	(16,210)	(12,058)
Pro forma net income (loss)	**$(169,428)**	$122,472	$249,767
Earnings (loss) per share:			
Basic – as reported	**$ (1.49)**	$ 1.19	$ 2.25
Basic – pro forma	**(1.63)**	1.05	2.16
Diluted – as reported	**$ (1.38)**	$ 1.19	$ 2.21
Diluted – pro forma	**(1.52)**	1.05	2.12

Details of the stock compensation plan and of the fair value assumptions for stock options used above are described in Note N.

Derivative Financial Instruments: The Company adopted FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, and related amendments at the beginning of 2001. This Statement requires that all derivatives be recognized as assets or liabilities in the Consolidated Balance Sheets and measured at their fair value. Changes in the fair value of derivatives are recognized in either Net Income or in Other Comprehensive Income, depending on the designated purpose of the derivative. The cumulative effect of adopting this Statement at the beginning of 2001 was not significant.

Fiscal Year: The Company uses a 52/53 week fiscal year ending on the Saturday closest to December 31. Fiscal year 2002 ended on January 4, 2003 and included 53 weeks. Fiscal years 2001 and 2000 each consisted of 52 weeks.

Reclassifications: Certain prior year amounts have been reclassified to conform with the 2002 presentation.

New Accounting Pronouncement: In 2002, the FASB issued Statement No. 146, *Accounting for Costs Associated with Exit and Disposal Activities.* This Statement is effective for exit or disposal activities that are initiated after December 31, 2002. Under this Statement, a cost related to an exit or disposal activity is recognized when the liability is incurred, instead of when management commits to an exit plan as required under previous accounting principles. Adoption of this Statement may affect the timing of recognition of future exit or disposal costs. The Company will adopt this Statement at the beginning of 2003.

Use of Estimates: In preparing financial statements in accordance with generally accepted accounting principles, management makes estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Note B – Discontinued Operations

As part of the Strategic Repositioning Program in the fourth quarter of 2001 (see Note O), management announced a plan to exit the Private Label knitwear business unit, which was a vertically integrated textile business that manufactured and marketed fleece and T-shirts to domestic customers. Management also decided to exit the *Jantzen®* swimwear business. During that quarter, the Company recorded a pretax charge for disposition of these businesses of $111.4 million, of which $33.5 million related to the write-off of intangible assets.

Liquidation of the Private Label knitwear business began in late 2001 and was substantially completed during the third quarter of 2002. The *Jantzen* trademarks and certain other assets of this swimwear business were sold to Perry Ellis International, Inc. in March 2002 for $24.0 million, resulting in a gain of $1.4 million. Liquidation of the remaining inventories of *Jantzen®* products and other assets was substantially completed during the third quarter of 2002. Both the Private Label knitwear and the Jantzen businesses are accounted for as discontinued operations in accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which the Company adopted in 2001. Accordingly, the results of operations, assets, liabilities and cash flows of these businesses are separately presented as discontinued operations in the accompanying 2002 financial statements, and amounts for prior years have been similarly reclassified.

Summarized operating results for these discontinued businesses are as follows:

In thousands	*2002*	*2001*	*2000*
Net sales	**$97,981**	$ 298,388	$344,756
Income (loss) before income taxes, including gain (loss) on disposal	**$13,470**	$(106,584)	$ 4,215
Income taxes (benefit)	**5,187**	(27,136)	3,050
Income (loss) from discontinued operations	**$ 8,283**	$ (79,448)	$ 1,165

Summarized assets and liabilities of the discontinued operations presented in the Consolidated Balance Sheets are as follows:

In thousands	2002	2001
Accounts receivable, net	**$ 2,273**	$ 30,322
Inventories	**–**	46,489
Other current assets, primarily deferred income taxes	**3,010**	23,268
Current assets of discontinued operations	**$ 5,283**	$100,079
Property, plant and equipment, net	**$ 2,500**	$ 12,355
Goodwill	**–**	17,737
Other assets	**6**	811
Noncurrent assets of discontinued operations	**$ 2,506**	$ 30,903
Accounts payable	**$ 133**	$ 11,296
Accrued liabilities	**12,502**	43,342
Current liabilities of discontinued operations	**$12,635**	$ 54,638

Note C – Acquisitions

During 2000, the Company acquired the common stock of The North Face, Inc., the Eastpak backpack and daypack business and 85% of the common stock of H.I.S sportswear AG. The Company also acquired the trademark rights to the *Chic*® and *Gitano*® brands. The aggregate cost for these businesses was $206.5 million, plus repayment of $107.7 million of indebtedness. Goodwill related to these acquisitions totaled $171.2 million. The Company acquired the remaining shares of H.I.S sportswear AG during 2001 and 2002 for a total cost of $6.4 million.

All acquisitions have been accounted for as purchases and, accordingly, the purchase prices have been allocated to the net assets acquired based on fair values at the dates of acquisition. The excess of cost over fair value of the purchased businesses has been recorded as Goodwill. Operating results of these businesses have been included in the consolidated financial statements since the dates of acquisition.

The Company accrued various restructuring charges in connection with these acquisitions. The charges relate to severance, closure of manufacturing and distribution facilities, and lease and contract termination costs. Remaining cash payments related to these actions will be substantially completed during 2003. Activity in the restructuring accruals is summarized as follows:

In thousands	Severance	Facilities Exit Costs	Lease and Contract Termination	Total
Accrual for 2000 acquisitions	$ 9,426	$ 2,026	$ 1,044	$12,496
Cash payments	(4,789)	(267)	(18)	(5,074)
Balance December 30, 2000	4,637	1,759	1,026	7,422
Additional accrual	400	1,020	2,400	3,820
Cash payments	(2,859)	(2,684)	(113)	(5,656)
Balance December 29, 2001	2,178	95	3,313	5,586
Adjustments to acquisition costs	**(137)**	**–**	**(516)**	**(653)**
Cash payments	**(1,980)**	**(95)**	**(1,345)**	**(3,420)**
Balance January 4, 2003	**$ 61**	**$ –**	**$ 1,452**	**$ 1,513**

Note D – Inventories

In thousands	2002	2001
Finished products	**$587,954**	$621,055
Work in process	**110,383**	116,864
Materials and supplies	**132,181**	128,646
	$830,518	$866,565

The current cost of inventories stated on the last-in, first-out method is not significantly different from the value determined under the first-in, first-out method.

Note E – Property, Plant and Equipment

In thousands	*2002*	*2001*
Land	**$ 48,566**	$ 52,801
Buildings	**462,792**	472,659
Machinery and equipment	**1,027,911**	1,117,908
	1,539,269	1,643,368
Less accumulated depreciation	**972,723**	1,001,031
	$ 566,546	$ 642,337

Note F – Goodwill

Activity in the goodwill accounts is summarized by business segment as follows:

In thousands	*Consumer Apparel*	*Occupational Apparel*	*Outdoor Apparel and Equipment*	*All Other*	*Total*
Balance December 30, 2000	$ 560,175	$ 149,400	$123,001	$ 218,300	$1,050,876
Amortization	(19,647)	(4,381)	(3,242)	(6,580)	(33,850)
Purchase price adjustments	11,595	(1,402)	(9,723)	–	470
Write-off of closed business	–	(3,963)	–	–	(3,963)
Currency translation	(15,487)	–	–	–	(15,487)
Balance December 29, 2001	536,636	139,654	110,036	211,720	998,046
Change in accounting policy (Note A)	**(232,126)**	**(109,543)**	**–**	**(185,585)**	**(527,254)**
Purchase price adjustments	**(275)**	**–**	**(924)**	**–**	**(1,199)**
Impairment loss	**(2,276)**	**–**	**–**	**–**	**(2,276)**
Currency translation	**6,038**	**–**	**–**	**–**	**6,038**
Balance January 4, 2003	**$ 307,997**	**$ 30,111**	**$109,112**	**$ 26,135**	**$ 473,355**

An impairment loss for goodwill related to the children's apparel reporting unit was recognized in Other Operating Expense in 2002 based on its forecast of profits and cash flows.

Note G – Short-term Borrowings

The weighted average interest rate for short-term borrowings from foreign banks was 8.0% at the end of 2002 and 8.6% at the end of 2001.

The Company maintains an unsecured committed revolving credit agreement with a group of banks for $750.0 million that supports commercial paper borrowings and is otherwise available for general corporate purposes. The agreement, which extends to July 2004, requires an .08% facility fee per year and contains various financial covenants, including a requirement that debt cannot exceed two times Common Shareholders' Equity. At January 4, 2003, there were no borrowings under the agreement.

Note H – Accrued Liabilities

In thousands	*2002*	*2001*
Income taxes	**$ 61,315**	$ 68,631
Compensation	**114,132**	85,435
Restructuring costs (Note O)	**31,012**	75,810
Minimum pension liability (Note K)	**75,000**	–
Other	**220,598**	210,431
	$502,057	$440,307

Note I – Long-term Debt

In thousands	*2002*	*2001*
6.63% notes, due 2003	**$ –**	$100,000
7.60% notes, due 2004	**–**	100,000
6.75% notes, due 2005	**100,000**	100,000
8.10% notes, due 2005	**300,000**	300,000
8.50% notes, due 2010	**200,000**	200,000
9.25% debentures, due 2022	**–**	100,000
Other	**3,065**	4,731
	603,065	904,731
Less current portion	**778**	696
	$602,287	$904,035

The scheduled payments of long-term debt are $.3 million in 2004, $400.3 million in 2005, $.3 million in 2006 and $.3 million in 2007. The Company paid interest of $72.2 million in 2002, $95.2 million in 2001 and $77.1 million in 2000.

Note J – Other Liabilities

In thousands	*2002*	*2001*
Deferred compensation	**$159,750**	$165,943
Minimum pension liability (Note K)	**102,643**	9,957
Other	**68,877**	52,601
	$331,270	$228,501

Note K – Benefit Plans

The Company sponsors a noncontributory defined benefit pension plan covering substantially all full-time domestic employees. The Company makes contributions to the plan sufficient to meet the minimum funding requirements under applicable laws, plus additional amounts as recommended by the Company's independent actuary. Assets in the trust fund for this plan consist of common stock, fixed income and real estate investments. The Company also sponsors an unfunded supplemental defined benefit pension plan for management employees. This supplemental plan primarily covers pension benefits computed under the Company's principal benefit plan that exceed payment limitations imposed by income tax regulations. These defined benefit plans provide pension benefits based on compensation levels and years of service. The effect of these plans on income is as follows:

In thousands	2002	2001	2000
Service cost – benefits earned during the year	**$ 18,240**	$ 19,627	$ 20,863
Interest cost on projected benefit obligations	**51,734**	50,261	47,630
Expected return on plan assets	**(50,433)**	(62,477)	(57,945)
Curtailment charge (Note O)	**2,388**	15,971	–
Amortization of:			
Prior service cost	**4,243**	6,435	6,352
Actuarial (gain) loss	**1,370**	(9,528)	(2,156)
Total pension expense	**27,542**	20,289	14,744
Amount allocable to discontinued operations	**1,317**	4,784	1,479
Pension expense - continuing operations	**$ 26,225**	$ 15,505	$ 13,265

The following provides a reconciliation of the changes in fair value of the pension plans' assets and benefit obligations, based on a September 30 valuation date, plus the funded status at the end of each year:

In thousands	2002	2001
Fair value of plan assets, beginning of year	**$ 591,831**	$ 728,389
Actual return on plan assets	**(63,993)**	(129,402)
Company contributions	**22,455**	22,038
Benefits paid	**(31,280)**	(29,194)
Fair value of plan assets, end of year	**519,013**	591,831
Projected obligations, beginning of year	**688,569**	623,822
Service cost	**18,240**	19,627
Interest cost	**51,734**	50,261
Plan amendment	**–**	1,755
Partial plan curtailment	**(8,404)**	(38,434)
Actuarial loss	**78,314**	60,732
Benefits paid	**(31,280)**	(29,194)
Projected obligations, end of year	**797,173**	688,569
Funded status, end of year	**(278,160)**	(96,738)
Unrecognized net actuarial loss	**265,399**	82,432
Unrecognized prior service cost	**20,556**	27,187
Pension asset, net	**$ 7,795**	$ 12,881
Amounts included in Consolidated Balance Sheets:		
Other assets	**$ 20,556**	$ 56,993
Accrued liabilities	**(75,000)**	–
Other liabilities	**(145,345)**	(46,616)
Accumulated other comprehensive income (loss)	**207,584**	2,504
	$ 7,795	$ 12,881

The projected benefit obligation was determined using an assumed discount rate of 6.75% in 2002, 7.50% in 2001 and 8.00% in 2000. The actuarial assumption used for return on plan assets was 8.75% in each year, and the assumption used for compensation increases was 4.00% in each year. Differences between actual results and amounts determined using actuarial assumptions are deferred and will affect future years' pension expense. Net deferred gains and losses totaling less than 10% of the lower of investment assets or projected benefit obligations at the beginning of a year are not amortized. Net deferred gains and losses that represent 10% to 20% of projected benefit obligations are amortized over ten years, while those in excess of 20% of projected benefit obligations are amortized over five years.

For the supplemental defined benefit plan, the Company has purchased life insurance contracts and marketable securities to support pension benefit liabilities. The cash value of life insurance and the market value of other investments that support liabilities was $14.8 million in 2002 and $21.7 million in 2001. These securities are held in irrevocable trusts and are included in Other Assets.

Accumulated benefit obligations earned through the respective measurement dates for these plans totaled $739.4 million in 2002 and $633.9 million in 2001. The Company has recorded a minimum pension liability of $177.6 million in 2002 and $10.0 million in 2001 related to the excess of accumulated benefit obligations over the total fair value of plan assets and previously accrued pension liabilities. The offset to this minimum pension liability is recorded as a component of Other Comprehensive Income (Loss). At January 4, 2003, $75.0 million of the minimum pension liability is classified as a current liability because the Company made a contribution to the pension plan of that amount in early 2003.

The Company sponsors an Employee Stock Ownership Plan (ESOP) as part of a 401(k) savings plan covering most domestic salaried employees. Contributions made by the Company to the 401(k) plan are based on a specified percentage of employee contributions. Cash contributions by the Company were $6.2 million in 2002, $7.1 million in 2001 and $7.2 million in 2000. Plan expense was $5.1 million in 2002, $3.8 million in 2001 and $4.7 million in 2000, after giving effect to dividends on the Series B Convertible Preferred Stock of $2.7 million in 2002, $3.2 million in 2001 and $3.3 million in 2000. (See Note M.)

The Company also sponsors other savings and retirement plans for certain domestic and foreign employees. Expense for these plans totaled $7.7 million in 2002, $6.7 million in 2001 and $5.4 million in 2000.

Note L – Capital

Common Stock outstanding is net of shares held in treasury, and in substance retired, of 32,233,996 in 2002, 29,141,452 in 2001 and 25,139,897 in 2000. The excess of the cost of treasury shares acquired over the $1 per share stated value of Common Stock is charged to Retained Earnings. In addition, 266,146 shares of VF Common Stock at the end of 2002, 266,203 shares at the end of 2001 and 311,608 shares at the end of 2000 are held in trust for deferred compensation plans. These additional shares are treated for financial reporting purposes as treasury shares at a cost of $9.3 million, $9.2 million and $10.6 million at the end of 2002, 2001 and 2000, respectively.

Preferred Stock consists of 25,000,000 authorized shares at $1 par value.

Series A Preferred Stock: As of January 4, 2003, 2,000,000 shares are designated as Series A Preferred Stock, of which none has been issued. Each outstanding share of Common Stock has one Series A Preferred Stock purchase right attached. The rights become exercisable ten days after an outside party acquires, or makes an offer for, 15% or more of the Common Stock. Once exercisable, each right will entitle its holder to buy 1/100 share of Series A Preferred Stock for $175. If the Company is involved in a merger or other business combination or an outside party acquires 15% or more of the Common Stock, each right will be modified to entitle its holder (other than the acquirer) to purchase common stock of the acquiring company or, in certain circumstances, VF Common Stock having a market value of twice the exercise price of the right. In some circumstances, rights other than those held by an acquirer may be exchanged for one share of VF Common Stock. The rights, which expire in January 2008, may be redeemed at $.01 per right prior to their becoming exercisable.

Series B Preferred Stock: As of January 4, 2003, 2,105,263 shares are designated as 6.75% Series B Convertible Preferred Stock, which were purchased by the ESOP in 1990. (See Note M.) There were 1,195,199 shares of Series B Preferred Stock outstanding at January 4, 2003, 1,477,930 outstanding at December 29, 2001 and 1,570,301 outstanding at December 30, 2000, after reflecting reductions resulting from share redemptions and conversions into Common Stock.

Each share of Series B Preferred Stock has a redemption value of $30.88 plus cumulative accrued dividends, is convertible into 1.6 shares of Common Stock and is entitled to two votes per share along with the Common Stock. The trustee for the ESOP may convert the preferred shares to Common Stock at any time or may cause the Company to redeem the preferred shares under certain circumstances. The Series B Preferred Stock also has preference in liquidation over all other stock issues.

Accumulated Other Comprehensive Income: Other comprehensive income consists of certain changes in assets and liabilities that are not included in net income but are instead reported under generally accepted accounting principles within a separate component of Common Shareholders' Equity. Items comprising Accumulated Other

Comprehensive Income in the Consolidated Balance Sheets are summarized, net of related income taxes, as follows:

In thousands	*2002*	*2001*
Foreign currency translation	**$ (80,728)**	$(106,169)
Minimum pension liability adjustment	**(128,494)**	(1,653)
Foreign exchange hedging contracts	**(5,269)**	4,192
Unrealized gains on marketable securities	**350**	590
	$(214,141)	$(103,040)

Note M – Redeemable Preferred Stock

The Series B Convertible Preferred Stock (Note L) was purchased by the ESOP in 1990. The ESOP's purchase of the preferred shares was funded by a loan of $65.0 million from the Company; this loan was repaid through 2002. Interest income on this loan was $.1 million in 2002, $.9 million in 2001 and $1.7 million in 2000. Principal and interest obligations on the loan were satisfied as the Company made contributions to the savings plan and dividends were paid on the Preferred Stock. As principal payments were made on the loan, shares of Preferred Stock were allocated to participating employees' accounts within the ESOP. By the end of 2002, all shares of Preferred Stock had been allocated to participating employees' accounts.

Note N – Stock-based Compensation

The Company may grant nonqualified stock options, stock awards and restricted stock to officers, directors and key employees under a stock compensation plan approved by shareholders.

Stock options are granted at prices not less than fair market value on the date of grant. Options become exercisable generally one year after the date of grant and expire ten years after the date of grant. Stock option activity is summarized as follows:

	Shares Under Options	*Weighted Average Exercise Price*
Balance January 1, 2000	6,631,496	$36.74
Options granted	2,213,025	26.20
Options exercised	(51,130)	21.60
Options canceled	(294,500)	34.46
Balance December 30, 2000	8,498,891	34.17
Options granted	2,419,090	35.59
Options exercised	(1,699,860)	26.41
Options canceled	(208,140)	40.33
Balance December 29, 2001	9,009,981	35.87
Options granted	**2,453,000**	**40.90**
Options exercised	**(1,326,026)**	**30.29**
Options canceled	**(343,265)**	**41.16**
Balance January 4, 2003	**9,793,690**	**$37.70**

Stock options outstanding at January 4, 2003 are summarized as follows:

Range of Exercise Prices	*Number Outstanding*	*Weighted Average Remaining Contractual Life*	*Weighted Average Exercise Price*
$ 20 - 25	196,160	1.7 years	$ 23.76
25 - 30	1,260,270	5.9 years	26.15
30 - 35	859,550	3.9 years	34.49
35 - 40	2,065,960	8.2 years	35.63
40 - 45	5,411,750	7.2 years	42.20
$ 20 - 45	9,793,690	6.9 years	$ 37.70

Options to purchase 6,061,240 shares, 6,447,041 shares and 6,332,066 shares were exercisable at the end of 2002, 2001 and 2000, respectively. There are 5,347,657 shares available for future grants of stock options and stock awards, of which no more than 970,964 may be grants of restricted stock awards.

The Company has granted stock awards to certain key employees under a long-term incentive compensation plan that replaced a portion of the cash incentive compensation for those employees. The stock awards entitle the participants to receive shares of VF Common Stock, with the number of shares to be earned based on three year shareholder return comparisons of VF Common Stock with a peer group of major apparel companies. Shares earned at the end of each three-year performance period are issued to participants in the following year, unless they elect to defer receipt of the shares. A total of 56,819 shares and 39,923 shares of VF Common Stock were earned for the performance periods ended in 2002 and 2000, respectively. At the end of 2002, there are 50,028 stock awards outstanding for the performance period ending in 2003 and 45,231 for the performance period ending in 2004. A total of 56,430 shares of Common Stock are issuable in future years to participants who have elected to defer receipt of their shares earned. The Company has also granted to key employees 59,704 shares of restricted stock that vest in 2005.

Compensation expense recognized in the Consolidated Statements of Income for stock awards and restricted stock totaled $1.0 million in 2002, $1.4 million in 2001 and $2.4 million in 2000. Since all stock options are granted at market value, compensation expense is not required. Note A presents pro forma net income and earnings per share that would have resulted if compensation had been recorded based on the fair value method for all stock-based compensation. Fair value in Note A for stock options is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 2.7% in 2002 and 2.0% in 2001 and 2000; expected volatility of 36% in 2002, 37% in 2001 and 36% in 2000; risk-free interest rates of 4.0% in 2002, 4.9% in 2001 and 6.8% in 2000; and expected average lives of 4 years. The resulting fair value of stock options granted during 2002 was $10.51 per share, during 2001 was $10.78 per share and during 2000 was $7.66 per share.

Note O – Restructuring Costs

During the fourth quarter of 2001, management initiated a Strategic Repositioning Program that represented a series of actions to aggressively reduce the Company's overall cost structure. Major initiatives under the Program included closing higher cost manufacturing plants, consolidating distribution centers and reducing administrative functions. (This Program also covered the exit of the two businesses now being accounted for as discontinued operations, as discussed in Note B. Amounts discussed herein relate to continuing operations only.) Most of these actions took place in the fourth quarter of 2001, with some remaining actions carried out during 2002. The Company recorded pretax charges for these actions of $125.4 million in the fourth quarter of 2001 and $46.0 million during 2002.

The 2001 and 2002 Strategic Repositioning Program costs relate to:

- **Closure of manufacturing facilities – $61.1 million in 2001 and $29.2 million in 2002:** The Company closed 30 higher cost North American manufacturing facilities as part of its ongoing strategy of moving toward lower cost, more flexible global sourcing.
- **Consolidation of distribution and administrative functions – $42.7 million in 2001 and $14.4 million in 2002:** The Company closed certain distribution centers and reduced administrative functions and staffing in the United States, Europe and Latin America.
- **Exit of underperforming business – $10.0 million in 2001:** In addition to the two businesses accounted for as discontinued operations (Note B), the Company closed a specialty workwear apparel business having sales of $10.2 million in 2001. The write-down of goodwill related to this business unit of $4.0 million was recognized in Other Operating Expense.
- **Pension plan curtailment losses – $11.6 million in 2001 and $2.4 million in 2002:** Personnel reductions resulted in curtailment and settlement losses in the Company's domestic pension plans.

Of the total Program costs in 2002 and 2001, $75.4 million relates to personnel reductions, including severance and related benefits. These actions affected approximately 13,600 of the Company's employees. Of those employees, approximately 3,800, all of whom have been notified, will work through the plant closing transition periods that end in early 2003.

Activity in the 2001 and 2002 restructuring accruals is summarized as follows:

In thousands	*Severance*	*Facilities Exit Costs*	*Other Asset Write-downs*	*Lease and Contract Termination*	*Total*
Restructuring costs in 2001	$ 60,099	$ 28,123	$ 27,711	$ 9,432	$125,365
Noncash charges:					
Inventories	–	–	(11,254)	–	(11,254)
Goodwill	–	–	(3,963)	–	(3,963)
Pension plan partial curtailment	–	–	(11,631)	–	(11,631)
Other	–	(23,147)	(863)	–	(24,010)
Cash payments	(7,619)	(35)	–	–	(7,654)
Balance December 29, 2001	52,480	4,941	–	9,432	66,853
Restructuring costs in 2002	**20,404**	**21,867**	**2,388**	**1,353**	**46,012**
Noncash charges:					
Pension plan partial curtailment	**–**	**–**	**(2,388)**	**–**	**(2,388)**
Other	**–**	**(21,228)**	**–**	**–**	**(21,228)**
Cash payments	**(44,708)**	**(3,698)**	**–**	**(4,845)**	**(53,251)**
Reduction of accrual	**(5,135)**	**(1,000)**	**–**	**(1,287)**	**(7,422)**
Balance January 4, 2003	**$ 23,041**	**$ 882**	**$ –**	**$ 4,653**	**$ 28,576**

The restructuring liability reduction of $7.4 million during 2002 relates primarily to reduced severance, as employees at several plants worked longer than originally planned. In addition, there were $2.8 million of reductions in noncash allowances due primarily to a decision to continue to occupy a leased administrative facility. These reductions in accruals and allowances were credited to income during 2002. Finally, the Company recorded gains of $4.9 million on disposal of closed plants related to the restructuring actions.

In the fourth quarter of 2000, the Company recorded a total of $116.6 million of restructuring charges to exit certain unprofitable businesses and to reduce its overall cost structure. Details of these actions follow:

- **Exit of underperforming businesses - $69.7 million:** The Company transferred its Wrangler business in Japan to a licensee and recorded a loss on disposition of $26.8 million, of which $23.8 million related to the write-off of intangible assets. The Company discontinued certain small business units and unprofitable product lines having limited profit and growth potential. Sales of these businesses included in the consolidated operating results were $101 million in 2000.
- **Closure of manufacturing facilities - $15.8 million:** Charges were incurred to close six higher cost North American manufacturing facilities.
- **Consolidation of distribution and administrative functions - $31.1 million:** The Company incurred charges to close distribution centers and consolidate administrative offices and functions in the United States, Europe and Latin America.

Activity in the 2000 restructuring accrual is summarized as follows:

In thousands	*Severance*	*Facilities Exit Costs*	*Other Asset Write-downs*	*Lease and Contract Termination*	*Total*
Total restructuring costs	$ 21,487	$ 20,369	$ 59,746	$14,963	$116,565
Noncash charges:					
Inventories	–	–	(22,392)	–	(22,392)
Goodwill	–	–	(23,819)	–	(23,819)
Other	–	(19,000)	(13,535)	–	(32,535)
Cash payments	(1,753)	(8)	–	(154)	(1,915)
Balance December 30, 2000	19,734	1,361	–	14,809	35,904
Cash payments	(15,517)	(912)	–	(3,450)	(19,879)
Reduction of accrual	(2,573)	–	–	(4,495)	(7,068)
Balance December 29, 2001	1,644	449	–	6,864	8,957
Cash payments	**(1,594)**	**(282)**	**–**	**(3,397)**	**(5,273)**
Reduction of accrual	**(50)**	**(167)**	**–**	**(1,031)**	**(1,248)**
Balance January 4, 2003	**$ –**	**$ –**	**$ –**	**$ 2,436**	**$ 2,436**

The restructuring liability reduction of $1.2 million in 2002 relates primarily to favorable settlements of leases and other contracts. Also in 2002, there were $3.3 million of reductions in noncash allowances due to better than planned realization on discontinued product lines. The restructuring liability reductions of $7.1 million in 2001 relates primarily to a favorable settlement of a contract. Also in 2001, there were $3.9 million of reductions in noncash allowances due to lower losses on assets related to the integration of the domestic intimate apparel business units.

Actions related to the Strategic Repositioning Program and the 2000 restructuring are proceeding as planned. The remaining Strategic Repositioning Program and 2000 restructuring accruals are expected to be adequate to cover the remaining costs. Severance and other cash payments will be made through 2003.

Net restructuring costs were recorded as follows:

In thousands	*2002*	*2001*	*2000*
Cost of products sold	**$17,848**	$ 63,743	$ 53,645
Marketing, administrative and general expenses	**8,494**	46,712	36,089
Other operating expense, net	**–**	3,963	26,831
	$26,342	$114,418	$116,565

Note P – Income Taxes

The provision for income taxes is computed based on the following amounts of income from continuing operations before income taxes and cumulative effect of change in accounting policies:

In thousands	*2002*	*2001*	*2000*
Domestic	**$439,744**	$322,375	$425,238
Foreign	**121,984**	47,010	2,080
	$561,728	$369,385	$427,318

The provision for income taxes for continuing operations consists of:

In thousands	*2002*	*2001*	*2000*
Current:			
Federal	**$ 95,738**	$137,927	$127,690
Foreign	**28,935**	18,628	23,957
State	**1,778**	10,302	17,753
	126,451	166,857	169,400
Deferred, primarily federal	**70,849**	(14,750)	(8,033)
	$197,300	$152,107	$161,367

The reasons for the difference between income taxes computed by applying the statutory federal income tax rate for continuing operations and income tax expense in the financial statements are as follows:

In thousands	*2002*	*2001*	*2000*
Tax at federal statutory rate	**$196,605**	$129,286	$149,562
State income taxes, net of federal tax benefit	**9,918**	(1,424)	6,031
Amortization of goodwill	**–**	8,535	8,404
Foreign operating losses with no current benefit	**7,531**	17,253	20,613
Foreign rate differences	**(16,989)**	(3,770)	(3,523)
Change in valuation allowance	**(6,115)**	(2,820)	(4,951)
Other, net	**6,350**	5,047	(14,769)
	$197,300	$152,107	$161,367

Deferred income tax assets and liabilities consist of the following:

In thousands	*2002*	*2001*
Deferred income tax assets:		
Employee benefits	**$ 31,153**	$ 46,164
Inventories	**14,686**	17,884
Other accrued expenses	**124,494**	143,023
Minimum pension liability	**79,090**	1,007
Operating loss carryforwards	**94,742**	108,592
Discontinued operations	**3,398**	29,212
Foreign currency translation	**48,396**	52,510
	395,959	398,392
Valuation allowance	**(69,115)**	(68,905)
Deferred income tax assets	**326,844**	329,487
Deferred income tax liabilities:		
Depreciation	**33,422**	32,494
Discontinued operations	**412**	5,944
Other	**31,435**	27,365
Deferred income tax liabilities	**65,269**	65,803
Net deferred income tax assets	**$261,575**	$263,684
Amounts included in Consolidated Balance Sheets:		
Current assets	**$117,214**	$134,842
Other assets	**141,375**	105,574
Discontinued operations	**2,986**	23,268
	$261,575	$263,684

As of the end of 2002, the Company has not provided deferred United States income taxes on $107.4 million of undistributed earnings of international subsidiaries where such earnings are considered to be permanently invested. The Company has undertaken initiatives resulting in income in one of the Company's foreign subsidiaries being taxed at a reduced effective rate. The income tax benefit from this tax status is $13.3 million ($.12 per diluted share) in 2002. The tax status providing this benefit is scheduled to expire in 2010.

The Company has $194.8 million of foreign operating loss carryforwards expiring at various dates; a valuation allowance has been provided where it is more likely than not that the deferred tax assets relating to those loss carryforwards will not be realized. Income taxes paid were $132.6 million in 2002, $132.5 million in 2001 and $183.4 million in 2000.

Note Q – Business Segment Information

The Company designs and manufactures apparel products marketed primarily under Company-owned brand names. Customers include department, discount and specialty stores throughout the world. Sales to Wal-Mart Stores, Inc. comprise 16.2% of consolidated sales in 2002, 15.1% in 2001 and 14.8% in 2000. Trade receivables from this customer totaled $66.8 million at the end of 2002 and $59.0 million at the end of 2001.

The Company manages its businesses through separate marketing companies that support specific brands. Manufacturing and product sourcing needs are met by groups that support individual or in some cases several different product types. These operations have been aggregated into four reportable segments. The "Consumer Apparel" segment includes jeanswear and related products, women's intimate apparel and children's apparel, all having similar characteristics of economic performance, product type, production process, method of distribution and class of customer. The "Occupational Apparel" segment is distinguished from the other segments because of a different class of customer. The "Outdoor Apparel and Equipment" segment consists of the Company's outerwear and adventure apparel, plus daypacks and technical equipment, and is therefore distinguished from the other segments by type of products. The "All Other" segment consists primarily of the Company's licensed sports apparel and distributor knitwear operations. Prior years' information has been reclassified to present continuing operations and to reflect a change in the basis of allocating certain Corporate information systems expenses to the operating business units.

Management evaluates the operating performance of each of its marketing companies based on their income from operations before interest, restructuring charges and income taxes. Accounting policies used for segment reporting are consistent with those stated in Note A, except that inventories are valued on a first-in, first-out basis and amortization of goodwill is not allocated to individual segments. Corporate and other expenses include expenses incurred in and directed by the Corporate offices that are not allocated to specific business units. Segment assets are those used directly in the operations of each business unit, such as accounts receivable, inventories and property, plant and equipment. Corporate assets include deferred income taxes, investments and information systems. Financial information for the Company's reportable segments is as follows:

In thousands	*2002*	*2001*	*2000*
Net sales:			
Consumer Apparel	**$3,803,790**	$3,938,282	$4,116,719
Occupational Apparel	**491,295**	535,997	661,635
Outdoor Apparel and Equipment	**508,020**	492,614	368,101
All Other	**280,418**	253,524	256,668
Consolidated net sales	**$5,083,523**	$5,220,417	$5,403,123
Segment profit:			
Consumer Apparel	**$ 589,377**	$ 547,679	$ 660,976
Occupational Apparel	**60,561**	35,283	37,354
Outdoor Apparel and Equipment	**72,697**	61,099	23,939
All Other	**34,841**	29,130	33,271
Total segment profit	**757,476**	673,191	755,540
Interest, net	**(63,928)**	(86,557)	(81,047)
Goodwill	**(2,276)**	(33,850)	(34,220)
Restructuring charges, net	**(26,342)**	(114,418)	(116,565)
Corporate and other expenses	**(103,202)**	(68,981)	(96,390)
Consolidated income from continuing operations before income taxes	**$ 561,728**	$ 369,385	$ 427,318
Segment assets:			
Consumer Apparel	**$1,464,402**	$1,498,342	$1,730,102
Occupational Apparel	**224,479**	265,634	348,134
Outdoor Apparel and Equipment	**147,990**	134,311	172,306
All Other	**130,367**	109,895	182,582
Total segment assets	**1,967,238**	2,008,182	2,433,124
Cash and equivalents	**496,367**	332,049	118,891
Goodwill	**473,355**	998,046	1,047,951
Discontinued operations	**4,803**	145,252	203,185
Corporate assets	**561,388**	619,487	555,005
Consolidated assets	**$3,503,151**	$4,103,016	$4,358,156
Capital expenditures:			
Consumer Apparel	**$ 41,350**	$ 59,865	$67,511
Occupational Apparel	**1,264**	1,902	11,072
Outdoor Apparel and Equipment	**5,318**	3,278	3,474
All Other	**4,248**	3,579	5,446
Corporate	**12,323**	9,696	31,117
Total	**$ 64,503**	$ 78,320	$ 118,620
Depreciation expense:			
Consumer Apparel	**$ 70,644**	$ 79,609	$ 81,804
Occupational Apparel	**10,292**	14,158	15,515
Outdoor Apparel and Equipment	**9,545**	7,183	4,544
All Other	**6,319**	7,517	9,571
Corporate	**10,598**	13,285	13,952
Total	**$ 107,398**	$ 121,752	$ 125,386

Net restructuring costs (Note O) included in income from continuing operations were incurred as follows:

In thousands	*2002*	*2001*	*2000*
Consumer Apparel	**$ 19,853**	$ 69,427	$ 70,950
Occupational Apparel	**4,937**	23,170	34,646
Outdoor Apparel and Equipment	**1,250**	3,725	1,000
All Other	**–**	384	1,623
Corporate	**302**	17,712	8,346
Total	**$ 26,342**	$ 114,418	$ 116,565

Information by geographic area is presented below, with sales based on the location of the customer:

In thousands	*2002*	*2001*	*2000*
Net sales:			
United States	**$4,078,385**	$4,256,421	$4,459,116
Foreign, primarily Europe	**1,005,138**	963,996	944,007
Total	**$5,083,523**	$5,220,417	$5,403,123
Property, plant and equipment:			
United States	**$ 346,637**	$ 409,688	$ 497,621
Mexico	**125,525**	141,235	148,401
Other foreign, primarily Europe	**94,384**	91,414	90,044
Total	**$ 566,546**	$ 642,337	$ 736,066

Worldwide sales by product category are as follows:

In thousands	*2002*	*2001*	*2000*
Jeanswear and related apparel	**$2,788,486**	$2,873,530	$2,985,975
Intimate apparel	**839,786**	870,846	894,580
Occupational apparel	**491,295**	535,997	661,635
Knitwear	**260,596**	248,918	238,820
Other	**703,360**	691,126	622,113
Total	**$5,083,523**	$5,220,417	$5,403,123

Note R – Commitments

The Company leases certain facilities and equipment under noncancelable operating leases. Rental expense was $62.8 million in 2002, $63.7 million in 2001 and $63.8 million in 2000. Future minimum lease payments are $63.0 million, $50.8 million, $40.9 million, $30.6 million and $21.9 million for the years 2003 through 2007 and $69.9 million thereafter.

The Company enters into licensing agreements that provide the Company rights to market products under trademarks owned by other parties. Royalties under these agreements are recognized in Cost of Products Sold in the Consolidated Statements of Income. Certain of these agreements contain provisions for the payment of minimum royalties on the Company's anticipated sales of those products in future periods. Future minimum royalty payments are $21.6 million, $18.5 million, $11.6 million, $11.8 million and $10.9 million for the years 2003 through 2007.

The trustee of the Employee Stock Ownership Plan may require the Company to redeem Series B Convertible Preferred Stock held in participant accounts, and to pay each participant the value of their account, upon retirement or withdrawal from the ESOP. The amounts of these redemptions vary based on the conversion value of the Preferred Stock. Payments made for redemption of Preferred Stock have averaged $6.8 million per year over the last three years.

The Company has entered into $81.3 million of surety bonds and standby letters of credit representing contingent guarantees of performance under self-insurance and other programs. These commitments would only be drawn upon if the Company were to fail to meet its claims obligations.

Note S – Earnings Per Share

In thousands, except per share amounts	*2002*	*2001*	*2000*
Basic earnings per share:			
Income from continuing operations	**$364,428**	$217,278	$265,951
Less Preferred Stock dividends			
and redemption premium	**8,523**	5,587	4,158
Income available for Common Stock	**$355,905**	$211,691	$261,793
Weighted average Common Stock outstanding	**109,167**	111,294	114,075
Basic earnings per share			
from continuing operations	**$ 3.26**	$ 1.90	$ 2.29
Diluted earnings per share:			
Income from continuing operations	**$364,428**	$217,278	$265,951
Increased ESOP expense if Preferred Stock			
were converted to Common Stock	**652**	826	925
Income available for Common Stock and			
dilutive securities	**$363,776**	$216,452	$265,026
Weighted average Common Stock outstanding	**109,167**	111,294	114,075
Additional Common Stock resulting from dilutive securities:			
Preferred Stock	**2,103**	2,417	2,561
Stock options and other	**1,066**	1,053	582
Weighted average Common Stock			
and dilutive securities outstanding	**112,336**	114,764	117,218
Diluted earnings per share from continuing operations	**$ 3.24**	$ 1.89	$ 2.26

Outstanding options to purchase 5.6 million shares of Common Stock have been excluded from the computation of diluted earnings per share in 2002, 4.9 million shares in 2001 and 6.5 million shares in 2000 because the option exercise prices were greater than the average market price of the Common Stock. Earnings per share for discontinued operations, for the cumulative effect of changes in accounting policies and for net income (loss) are computed using the same weighted average shares described above.

Note T – Financial Instruments

The carrying amount and fair value of financial instrument assets and (liabilities) are as follows:

	2002		*2001*	
In thousands	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Short-term borrowings	**$ (60,918)**	**$ (60,918)**	$ (77,900)	$ (77,900)
Long-term debt	**(603,065)**	**(695,395)**	(904,731)	(949,521)
Series B Convertible Preferred Stock	**(36,902)**	**(73,334)**	(45,631)	(91,419)
Foreign currency exchange contracts	**(5,866)**	**(5,866)**	4,735	4,735

The fair value of the Company's short-term and long-term debt is estimated based on quoted market prices or values of comparable borrowings. The fair value of the Series B Convertible Preferred Stock is based on a valuation by an independent financial consulting firm. The fair value of open foreign currency exchange contracts is based on currency forward rates obtained from financial institutions.

The Company monitors net foreign currency exposures and may in the ordinary course of business enter into foreign currency forward exchange contracts with major financial institutions. These contracts hedge against the effects of exchange rate fluctuations on specific foreign currency transactions or anticipated cash flows occurring within 12 months. Use of hedging contracts allows the Company to reduce its overall exposure to exchange rate movements since gains and losses on these contracts will offset losses and gains on the transactions being hedged. The Company formally documents all hedged transactions and hedging instruments, and assesses, both at the inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transactions. The Company does not use derivative financial instruments for trading or speculative purposes.

All contracts are reported at fair value, with changes in fair value reported in earnings or deferred in Other Comprehensive Income, depending on the nature and effectiveness of the hedged item or the underlying risk. Any ineffectiveness in a hedging relationship is recognized immediately in earnings. The Company recognizes the earnings impact of foreign currency forward exchange contracts designated as cash flow hedges as an offset of the earnings impact of the hedged transaction at the time in which the hedged transaction affects operating earnings. These foreign currency cash flow hedges relate to a portion of the Company's significant foreign currency cash flows for inventory purchases and production costs, product sales and intercompany royalty payments anticipated for the following 12 months. The earnings impact of foreign currency forward exchange contracts designated as fair value hedges is recognized in Miscellaneous Income during the terms of the contracts, which offsets the earnings impact of the underlying hedged item. Foreign currency fair value hedges relate to intercompany financing arrangements.

The following summarizes, by major currency, the net United States dollar equivalent amount of the Company's foreign currency forward exchange contracts:

	2002		2001	
In thousands	*Notional Value–Bought (Sold)*	*Fair Value–Asset (Liability)*	*Notional Value–Bought (Sold)*	*Fair Value–Asset (Liability)*
Mexican peso	**$ 64,202**	**$(2,534)**	$ 71,298	$3,068
European euro	**(60,028)**	**(3,323)**	(53,982)	1,052
Canadian dollar	**(11,014)**	**(17)**	(28,938)	681
Other	**(16,878)**	**8**	(19,274)	(66)
		$(5,866)		$4,735

The Company recognized net pretax losses of $.3 million during 2002 and net pretax gains of $7.2 million during 2001, primarily in Cost of Products Sold, for hedging contracts that had matured. As of January 4, 2003, net pretax losses of $8.5 million were deferred in Accumulated Other Comprehensive Income; these net deferred losses are expected to be reclassified into earnings during 2003 at the time the underlying hedged transactions are realized. Foreign exchange contracts outstanding at the end of 2000, and related gains and losses during 2000, were not significant.

Quarterly Results of Operations (Unaudited)

In thousands, except per share amounts	*First Quarter*	*Second Quarter*	*Third Quarter*	*Fourth Quarter*	*Full Year*
2002					
Net sales	**$1,212,262**	**$1,160,256**	**$1,400,389**	**$1,310,616**	**$5,083,523**
Gross profit	**427,894**	**435,180**	**529,272**	**437,169**	**1,829,515**
Income from continuing operations	**77,047**	**88,480**	**128,564**	**70,337***	**364,428**
Net income (loss)	**(448,258)**	**88,866**	**128,249**	**76,600***	**(154,543)**
Earnings per share from continuing operations:					
Basic	**$ .67**	**$ .79**	**$ 1.16**	**$ .64***	**$ 3.26**
Diluted	**.67**	**.79**	**1.15**	**.63***	**3.24**
Dividends per common share	**$ .24**	**$ .24**	**$ .24**	**$ .25**	**$ .97**
2001					
Net sales	$1,340,388	$1,239,644	$1,406,659	$1,233,726	$5,220,417
Gross profit	459,903	432,060	493,018	331,203	1,716,184
Income from continuing operations	75,609	71,129	103,209	(32,669)**	217,278
Net income (loss)	77,486	69,381	103,560	(112,597)**	137,830
Earnings (loss) per share from continuing operations:					
Basic	$ .66	$ .63	$ .92	$ (.31)**	$ 1.90
Diluted	.65	.62	.90	(.31)**	1.89
Dividends per common share	$ .23	$ .23	$ .23	$ .24	$ .93
2000					
Net sales	$1,269,763	$1,242,302	$1,518,150	$1,372,908	$5,403,123
Gross profit	437,494	441,067	525,188	426,503	1,830,252
Income from continuing operations	77,683	73,815	102,749	11,704***	265,951
Net income	71,069	75,745	103,361	10,159***	260,334
Earnings per share from continuing operations:					
Basic	$ .66	$ .64	$ .89	$ .09***	$ 2.29
Diluted	.65	.63	.88	.09***	2.26
Dividends per common share	$ .22	$ .22	$ .22	$ .23	$ .89

* In the fourth quarter of 2002, restructuring charges reduced net income by $14.0 million ($.13 per diluted share). See Note O to the Consolidated Financial Statements.

** In the fourth quarter of 2001, restructuring charges reduced net income by $88.7 million ($.80 per diluted share). See Note O to the Consolidated Financial Statements.

*** In the fourth quarter of 2000, restructuring charges reduced net income by $73.3 million ($.63 per diluted share). See Note O to the Consolidated Financial Statements.

VF Corporation Financial Summary

Dollars and shares in thousands, except per share amounts	2002[6]	2001[7]	2000[8]	1999
Summary of Operations				
Net sales	**$ 5,083,523**	$ 5,220,417	$ 5,403,123	$ 5,193,747
Operating income	**621,924**	454,427	505,558	638,422
Income from continuing operations	**364,428**	217,278	265,951	359,539
Discontinued operations	**8,283**	(79,448)	1,165	6,703
Cumulative effect of change in accounting policy	**(527,254)**	–	(6,782)	–
Net income (loss)	**(154,543)**	137,830	260,334	366,242
Earnings (loss) per common share – basic[1]				
Income from continuing operations	**$ 3.26**	$ 1.90	$ 2.29	$ 2.98
Discontinued operations	**.08**	(.71)	.01	.06
Cumulative effect of change in accounting policy	**(4.83)**	–	(.06)	–
Net income (loss)	**(1.49)**	1.19	2.25	3.04
Earnings (loss) per common share – diluted[1]				
Income from continuing operations	**$ 3.24**	$ 1.89	$ 2.26	$ 2.93
Discontinued operations	**.07**	(.69)	.01	.06
Cumulative effect of change in accounting policy	**(4.69)**	–	(.06)	–
Net income (loss)	**(1.38)**	1.19	2.21	2.99
Dividends per share	**.97**	.93	.89	.85
Average number of common shares outstanding	**109,167**	111,294	114,075	118,538
Financial Position				
Working capital	**$ 1,199,696**	$ 1,217,587	$ 1,103,896	$ 763,943
Current ratio	**2.4**	2.5	2.1	1.7
Total assets	**$ 3,503,151**	$ 4,103,016	$ 4,358,156	$ 4,026,514
Long-term debt	**602,287**	904,035	905,036	517,834
Redeemable preferred stock	**36,902**	45,631	48,483	51,544
Common shareholders' equity	**1,657,848**	2,112,796	2,191,813	2,163,818
Debt to capital ratio[2]	**28.6%**	31.7%	34.7%	30.1%
Other Statistics[4]				
Operating margin	**12.2%**	8.7%	9.4%	12.3%
Return on capital[2] [3]	**16.9%**	8.0%	9.6%	12.9%
Income as % of average common shareholders' equity	**22.1%**	9.8%	12.1%	17.3%
Income as % of average total assets	**10.4%**	5.0%	6.1%	8.9%
Cash provided by operations	**$ 645,584**	$ 600,556	$ 434,381	$ 383,759
Purchase of Common Stock	**124,623**	146,592	105,723	149,075
Dividends	**108,773**	106,864	104,920	104,302
Market Data[4]				
Market price range[1]	**$45.64–31.50**	$42.70–28.15	$36.90–20.94	$55.00–27.44
Book value per common share[1]	**15.28**	19.21	19.52	18.62
Price earnings ratio – high-low	**14.1–9.7**	22.6–14.9	16.3–9.3	18.8–9.4
Rate of payout[5]	**29.8%**	48.9%	38.9%	28.5%

[1] Per share computations and market price ranges have been adjusted to reflect a two-for-one stock split in November 1997.
[2] Capital is defined as common shareholders' equity plus short-term and long-term debt.
[3] Return on capital is based on operating income plus miscellaneous income (expense), net of income taxes.
[4] Operating statistics and market data are based on continuing operations.
[5] Dividends per share divided by earnings per basic share.

1998	1997	1996	1995[9]	1994	1993	1992
$ 5,090,109	$ 4,728,784	$ 4,697,624	$ 4,613,512	$ 4,517,836	$ 3,882,328	$ 3,368,538
670,090	555,147	511,239	316,152	516,558	415,802	389,646
377,078	321,279	272,370	140,082	267,118	236,241	213,663
11,228	29,663	27,154	17,209	7,418	10,174	23,368
–	–	–	–	–	–	–
388,306	350,942	299,524	157,291	274,536	246,415	237,031
$ 3.07	$ 2.52	$ 2.11	$ 1.07	$ 2.04	$ 1.82	$ 1.78
.10	.24	.21	.13	.06	.08	.20
–	–	–	–	–	–	–
3.17	2.76	2.32	1.20	2.10	1.90	1.98
$ 3.01	$ 2.47	$ 2.07	$ 1.06	$ 1.99	$ 1.78	$ 1.73
.09	.23	.21	.13	.06	.07	.19
–	–	–	–	–	–	–
3.10	2.70	2.28	1.19	2.05	1.85	1.92
.81	.77	.73	.69	.65	.61	.56
120,744	125,504	127,292	127,486	129,240	128,022	117,216
$ 815,146	$ 835,558	$ 940,059	$ 799,317	$ 638,834	$ 840,332	$ 681,571
1.8	2.1	2.2	1.9	1.7	2.3	2.0
$ 3,836,666	$ 3,322,782	$ 3,449,535	$ 3,447,071	$ 3,335,608	$ 2,877,348	$ 2,712,380
521,657	516,226	519,058	614,217	516,700	527,573	767,641
54,344	56,341	58,092	60,667	62,195	63,309	63,900
2,066,308	1,866,769	1,973,739	1,771,506	1,734,009	1,547,400	1,153,971
27.1%	22.5%	21.4%	32.3%	32.7%	30.3%	44.8%
13.2%	11.7%	10.9%	6.9%	11.4%	10.7%	11.6%
15.1%	13.6%	11.9%	6.5%	11.7%	12.0%	13.3%
19.7%	18.2%	16.2%	8.8%	16.8%	16.9%	23.0%
10.2%	10.1%	8.6%	4.4%	7.9%	8.5%	9.7%
$ 382,547	$ 395,056	$ 648,348	$ 289,690	$ 436,602	$ 278,549	$ 113,606
147,398	391,651	61,483	86,251	27,878	–	–
101,660	100,141	97,036	92,038	88,223	82,831	69,552
$54.69–33.44	$48.25–32.25	$34.94–23.81	$28.56–23.38	$26.88–22.13	$28.25–19.75	$28.75–19.25
17.30	15.40	15.44	13.96	13.51	12.00	9.70
18.2–11.1	19.5–13.1	16.9–11.5	26.9–22.1	13.5–11.1	15.9–11.1	16.6–11.1
26.4%	30.6%	34.6%	64.5%	31.9%	33.5%	31.5%

[6] 2002 includes a $16.4 million ($.14 per diluted share) restructuring charge.
[7] 2001 includes a $88.7 million ($.77 per diluted share) restructuring charge.
[8] 2000 includes a $73.3 million ($.63 per diluted share) restructuring charge.
[9] 1995 includes a $97.7 million ($.74 per diluted share) restructuring charge.

Corporate Directory

Board of Directors

Robert D. Buzzell 1,4
Professor Emeritus
Harvard Business School
Boston, Massachusetts
Director since 1983, age 69

Edward E. Crutchfield 3,4,6
Former Chairman and
Chief Executive Officer
First Union Corporation
Charlotte, North Carolina
(Banking)
Director since 1992, age 61

Juan Ernesto de Bedout 2,4
President Latin American Operations
Kimberly-Clark Corporation
Roswell, Georgia
(Consumer products)
Director since 2000, age 58

Ursula F. Fairbairn 3,6
Executive Vice President –
Human Resources & Quality
American Express Company
New York, New York
(Financial services company)
Director since 1994, age 60

Barbara S. Feigin 1,5
Consultant
New York, New York
(Strategic marketing and branding)
Director since 1987, age 65

George Fellows 2,5
Consultant to JPMorgan Partners
New York, New York
(Private equity firm)
Director since 1997, age 60

Daniel R. Hesse 4,6
Chairman, President and
Chief Executive Officer
Terabeam Corporation
Kirkland, Washington
(Telecommunications)
Director since 1999, age 49

Robert J. Hurst 3,4
Vice Chairman
The Goldman Sachs Group, Inc.
New York, New York
(International investment banking
and securities firm)
Director since 1994, age 57

W. Alan McCollough 2,5
Chairman, President and
Chief Executive Officer
Circuit City Stores, Inc.
Richmond, Virginia
(National retailer)
Director since 2000, age 53

Mackey J. McDonald 1,*3,4*
Chairman, President and
Chief Executive Officer
Director since 1993, age 56

M. Rust Sharp 1,3,6
Of Counsel
Heckscher, Teillon, Terrill & Sager
West Conshohocken, Pennsylvania
(Attorneys)
Director since 1984, age 62

Raymond G. Viault 2,5
Vice Chairman
General Mills, Inc.
Minneapolis, Minnesota
(Consumer food products)
Director since July 2002, age 58

Committees of the Board
1 Advisory Committee on Pension Investments
2 Audit Committee
3 Executive Committee
4 Finance Committee
5 Nominating and Governance Committee
6 Compensation Committee
**Ex officio member*

Corporate Officers

Mackey J. McDonald
Chairman, President and
Chief Executive Officer
Joined VF in 1983, age 56

George N. Derhofer
Vice President and Chairman –
Imagewear Coalition
Joined VF in 1989, age 49

Terry L. Lay
Vice President and Chairman –
Outdoor & International Jeanswear Coalitions
Joined VF in 1974, age 55

John P. Schamberger
Vice President and Chairman –
North & South America
Jeanswear & Playwear Coalitions
Joined VF in 1972, age 54

Eric C. Wiseman
Vice President and Chairman –
Global Intimate Apparel Coalition
Joined VF in 1995, age 47

Robert K. Shearer
Vice President – Finance & Global Processes and
Chief Financial Officer
Joined VF in 1986, age 51

Robert A. Cordaro
Vice President – Controller and
Chief Accounting Officer
Joined VF in 1985, age 49

Candace S. Cummings
Vice President – Administration,
General Counsel and Secretary
Joined VF in 1995, age 55

Frank C. Pickard III
Vice President – Treasurer
Joined VF in 1976, age 58

Susan Larson Williams
Vice President – Human Resources
Joined VF in 1983, age 45

Richard Lipinski
Vice President – Corporate Taxes
Joined VF in 1986, age 57

Linda J. Matthews
Assistant Treasurer
Joined VF in 1981, age 46

David L. Reklau
Financial Controller
Joined VF in 1981, age 56

Investor Information

Common Stock
Listed on the New York Stock Exchange and Pacific Exchange – trading symbol VFC.

Shareholders of Record
As of February 11, 2003, there were 6,022 shareholders of record.

Dividend Policy
Quarterly dividends on VF Corporation Common Stock, when declared, are paid on or about the 20th day of March, June, September and December.

Dividend Reinvestment Plan
The Plan is offered to shareholders by EquiServe Trust Company, N.A. The Plan provides for automatic dividend reinvestment and voluntary cash contributions for the purchase of additional shares of VF Corporation Common Stock. Questions concerning general Plan information should be directed to the *Office of the Vice President – Administration, General Counsel and Secretary of VF Corporation.*

Dividend Direct Deposit
Shareholders may have their dividends deposited into their savings or checking account at any bank that is a member of the Automated Clearing House (ACH) system. A brochure describing this service may be obtained by contacting EquiServe.

Quarterly Common Stock Price Information
The high and low sales prices on a calendar quarter basis for the periods indicated were as follows:

	2002		2001		2000	
	High	*Low*	*High*	*Low*	*High*	*Low*
First quarter	$44.98	$39.00	$36.93	$32.79	$30.38	$20.94
Second quarter	45.64	38.20	42.70	34.21	31.25	22.88
Third quarter	43.07	33.88	39.95	28.30	27.81	21.81
Fourth quarter	39.35	31.50	41.00	28.15	36.90	22.50

VF CORPORATION HIGH/LOW STOCK PRICES
Dollars



60
50
40
30
20
10
92
93
94
95
96
97
98
99
00
01
02

Corporate Office

[illegible] World Headquarters
[illegible] Corporate Center Boulevard
Greensboro, North Carolina 27408
Telephone: (336) 424-6000
Facsimile: (336) 424-7696
Mail Address: P.O. Box 21488
Greensboro, North Carolina 27420

Annual Meeting

The Annual Meeting of Shareholders will be held on Tuesday, April 22, 2003, at 10:30 AM at the O.Henry Hotel, Caldwell Room, [illegible]24 Green Valley Road, Greensboro, North Carolina 27408.

Investor Relations

[illegible] Knoebel, CFA
Vice President, Financial and Corporate Communications
[illegible] Services, Inc.
[illegible] Corporate Center Boulevard
Greensboro, North Carolina 27408

Transfer Agent and Registrar

First Chicago Trust Company of New York, a Division of EquiServe
Mail Suite 4694, P.O. Box 2536
Jersey City, New Jersey 07303-2536
Telephone Response Center: (201) 324-1225

Independent Accountants

PricewaterhouseCoopers LLP
[illegible] CentrePort Drive
Greensboro, North Carolina 27409

Other Information

[illegible]'s filings with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, press releases on Form 8-K and other information, are available and can be accessed free of charge through the Company's website at www.vfc.com.

vf
105 Corporate Center Blvd.
Greensboro, North Carolina 27408
www.vfc.com